EXHIBIT 10.1

ASSET PURCHASE AGREEMENT

Among

ENTRAVISION COMMUNICATIONS CORPORATION

ENTRAVISION HOLDINGS, LLC

ENTRAVISION-TEXAS LIMITED PARTNERSHIP

LIBERMAN BROADCASTING OF DALLAS, INC.

AND

LIBERMAN BROADCASTING OF DALLAS LICENSE CORP.

RELATING TO THE ACQUISITION OF

KTCY (FM) (101.7 FM, LICENSED TO AZLE, TX)

KZZA (FM) (106.7 FM, LICENSED TO MUENSTER, TX)

KZMP (FM) (104.9 FM, LICENSED TO PILOT POINT, TX)

KZMP (AM) (1540 AM, LICENSED TO UNIVERSITY PARK, TX)

and

KBOC (FM) (98.3 FM, LICENSED TO BRIDGEPORT, TX)

Dated as of August 2, 2006

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(continued)

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(continued)

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(continued)

		Page
11.8	Arbitration	57

11.9	Counterparts	59

11.10	Headings	59

11.11	Entire Agreement	59

11.12	Personal Liability	59

11.13	Post-Closing Cooperation With Respect to Financial Statements	59

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(continued)

APPENDIXES, SCHEDULES AND EXHIBITS

APPENDIX 1	Matters Related to Section 7.11.2

SCHEDULE I	Identification of Contracts to be Assumed
SCHEDULE II	Owned Real Property/Leasehold Interests
SCHEDULE III	List of all Permits and FCC Licenses
SCHEDULE IV	List of Required Consents
SCHEDULE V	Identification of Principal Items of Tangible Personal Property
SCHEDULE VI	Insurance Coverage Maintained by Seller on the Purchased Assets
SCHEDULE VII	Environmental Compliance
SCHEDULE VIII	Estimated Prorations and Adjustments
SCHEDULE IX	Identification of Intellectual Property
SCHEDULE X	Principal Advertisers
SCHEDULE XI	Information to be Provided to Buyer
SCHEDULE XII	Maximum Permissible Outage Periods

EXHIBIT A	Legal Opinion of Seller’s Counsel
EXHIBIT B	Legal Opinion of Seller’s FCC Counsel
EXHIBIT C	Legal Opinion of Buyer’s Counsel
EXHIBIT D	Form of Estoppels and Consents
EXHIBIT E	Form of Escrow Agreement

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ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT is made and entered into this 2nd day of August, 2006 (the “Execution Date”), by and among Entravision Communications Corporation, a Delaware corporation (“ECC”), Entravision-Texas Limited Partnership, a Texas limited partnership (“ECC LP”) and Entravision Holdings, LLC, a California limited liability company (“Holdings”), on the one hand, and Liberman Broadcasting of Dallas, Inc., a California corporation (“LBI”); and Liberman Broadcasting of Dallas License Corp., a California corporation (“LBI Sub”), on the other. ECC, ECC LP and Holdings are referred to collectively as “Seller” and LBI and LBI Sub are referred to collectively as “Buyer.”

W I T N E S S E T H:

WHEREAS, Seller owns certain assets used or held for use principally in connection with the operation of the following radio broadcast stations and their related auxiliary facilities, if any (each a “Station” and, collectively, the “Stations”):

KTCY (FM) (101.7 FM, licensed to Azle, TX)

KZZA (FM) (106.7 FM, licensed to Muenster, TX)

KZMP (FM) (104.9 FM, licensed to Pilot Point, TX)

KZMP (AM) (1540 AM, licensed to University Park, TX)

KBOC (FM) (98.3 FM, licensed to Bridgeport, TX)

WHEREAS, Seller desires to sell and assign to Buyer the Stations, the businesses of the Stations, and their respective related assets, and the licenses, permits and other authorizations issued by the Federal Communications Commission (the “FCC” or “Commission”) for or in connection with the operation of the Stations, including any and all pending applications therefor (together with any renewals, extensions, additions or modifications thereof, the “FCC Licenses”);

WHEREAS, LBI Sub desires to acquire the FCC Licenses, and LBI desires to acquire from Seller all the other assets owned by the Seller used or held for use principally for the Stations and the businesses related thereto; and

WHEREAS, the FCC Licenses may not be assigned to LBI Sub without the prior written consent of the Commission.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, the Parties, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. Unless otherwise stated in this Agreement, the following terms shall have the following meanings:

“ABC Tower Lease” means that certain Tower Lease Agreement dated as of November 6, 1998, by and between Entravision Broadcasting Corporation (as successor in interest to First Broadcasting Towers, L.P.) and ABC, Inc., which lease has not been amended or modified.

“Affiliate” means a Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, a specified Person.

“Agreement” means this Multiple Station Asset Purchase Agreement, and references to “Articles,” “Sections,” “Schedules” and “Exhibits” are to the Articles and Sections of this Agreement and to the Schedules and Exhibits attached hereto.

“Assignment Application” means the application which Seller and Buyer will join in and file with the Commission requesting its written consent to the assignment of the FCC Licenses from Seller to LBI Sub.

“Assumed Contracts” means only (i) those Contracts listed on Schedule I and (ii) any other Contract, including any such Contracts existing as of the Execution Date or entered into by Seller between the Execution Date and the Closing Date, in each case, which LBI specifically agrees in writing to assume in connection with this Agreement in its sole discretion.

“Assumed Liabilities” has the meaning set forth in Section 3.2.

“Auxiliary Studio Lease” means that certain Lease Agreement, dated as of December 1, 2001, by and between Terry J. Hilliard (d/b/a T&R Rent Properties) and Seller (as successor-in-interest under the agreement to KTCY Licensing, Inc.), which lease has not been amended or modified.

“Basket Amount” has the meaning set forth in Section 10.5.1.

“Buyer” has the meaning set forth in the first paragraph of this Agreement.

“Buyer Indemnified Parties” has the meaning set forth in Section 10.1.

“Buyer Transaction Documents” has the meaning set forth in Section 5.3.

“Cap” has the meaning set forth in Section 10.5.1.

“Closing Date” means (i) the 5th business day following the Initial Grant Day, or (ii) such other time mutually agreed to in writing by the Parties, in each case, provided that the Initial Grant shall not as of such date be then subject to any petition for reconsideration, application for review, sua sponte review by the FCC staff or other similar proceeding seeking a stay, appeal, review, reconsideration or rehearing of the Initial Grant. The transactions to occur on the Closing Date shall be effective for all purposes as of 12:01 a.m., PST, on the Closing Date.

“Closing Place” means the offices of O’Melveny & Myers LLP, 400 South Hope Street, 18th Floor, Los Angeles, California 90071, or such other place mutually agreed to in writing by the Parties.

“COBRA” has the meaning set forth in Section 6.5.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commission” has the meaning set forth in the recitals hereto.

“Communications Act” means the Communications Act of 1934, as amended, or any successor statute or statutes thereto, and all rules, regulations, written policies, orders and decisions of the FCC thereunder, in each case as from time to time in effect.

“Confidentiality Agreement” means that certain Non-Disclosure Agreement dated as of January 25, 2006, by and between Liberman Broadcasting, Inc. and ECC.

“Contracts” means any agreement, written or oral, between Seller and any third party related to any Station (including any operation or business thereof) or any Purchased Asset that creates a right or obligation for either side to make payment or provide goods or services or otherwise grants rights or creates obligations, including advertising contracts and sales orders.

“Damages” means any and all claims, liabilities, obligations, actions, losses, damages, costs, expenses, judgments, awards, deficiencies, penalties or settlements of any kind or nature, whether foreseeable or unforeseeable, including interest or other carrying costs, penalties assessments, judgments, legal, accounting and other professional fees and expenses incurred in the investigation, collection, prosecution and defense of claims and amounts paid in settlement, that are imposed on or otherwise incurred or suffered by the specified Person.

“DOJ” has the meaning set forth in Section 6.3.2.

“ECC” has the meaning set forth in the first paragraph of this Agreement.

“ECC LP” has the meaning set forth in the first paragraph of this Agreement.

“Encumbrance” means any option, pledge, security interest, lien, charge, mortgage, claim, encumbrance or restriction (whether on voting, sale, transfer or disposition), whether imposed by agreement, understanding, law, rule or regulation; and, with respect to real property assets, including the Transmitter Buildings and Towers, it also means any leases, licenses or other occupancy agreements relating thereto or covering any portion thereof or any liens or encumbrances existing with respect to Seller’s interest under such documents.

“Environmental Assessment” has the meaning set forth in Section 7.10.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 4.16.1.

“Escrow Agent” means Commonwealth Land Title Company, a California corporation.

“Escrow Agreement” means the Corporate Custodial Agreement Relating to Earnest Money, dated as of the Execution Date, executed by the Escrow Agent, LBI and ECC substantially in the form of Exhibit E attached hereto.

“Escrow Deposit” has the meaning set forth in Section 3.3.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Liabilities” has the meaning set forth in Section 2.3.

“Execution Date” has the meaning set forth in the first paragraph of this Agreement.

“FCC” has the meaning set forth in the recitals hereto.

“FCC Licenses” has the meaning set forth in the recitals hereto.

“Final Grant Day” means the day on which the Initial Grant shall have become final, that is, that the time period for filing any protests or requests or petitions for stay, reconsideration, rehearing, review or appeal by the FCC or a court of competent jurisdiction of such order and the time period for the FCC or its staff to have taken any actions to reconsider or review such order shall have expired, and that no timely protest or request or petition for stay, reconsideration, rehearing, review or appeal by the FCC or a court of competent jurisdiction or action by the FCC or its staff to reconsider or review such order shall be pending.

“Financial Statements” has the meaning set forth in Section 4.19.

“FTC” has the meaning set forth in Section 6.3.2.

“Fundamental Representations” has the meaning set forth in Section 10.4.

“GAAP” means, with respect to any relevant point in time, U.S. generally accepted accounting principles, as in effect at such point in time.

“Governing Documents” means, with respect to any Person other than a natural person, such Person’s articles of incorporation, articles of organization, certificate of incorporation, certificate of formation, limited liability company agreement, limited partnership agreement, bylaws and other similar governing documents.

“Governmental Authority” shall mean any court, arbitrator, department, commission, board, bureau, agency, authority, instrumentality or other body, whether federal, state, municipal, foreign or other.

“Hazardous Substance” has the meaning set forth in Section 4.12.

“Holdings” has the meaning set forth in the first paragraph of this Agreement.

“HSRA” means the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and the regulations thereunder, as in effect from time to time.

“Indemnified Party” and “Indemnifying Party” have the meanings set forth in Section 10.3.

“Initial Grant” means, with respect to the Assignment Application, the Commission’s written consent to the assignment of the FCC Licenses associated with the Stations to LBI Sub pursuant to the Assignment Application (including by the Audio Services Division or the Media Bureau by delegated authority) without any conditions materially adverse to any Party.

“Initial Grant Day” means the day on which the Commission publishes public notice of an Initial Grant with respect to the Assignment Application.

“Intellectual Property” has the meaning set forth in Section 4.13.1.

“JAMS” has the meaning set forth in Section 11.8.

“KBOC Purchase Agreement” means that certain Asset Purchase Agreement, dated as of July 29, 1999, by and among North Texas Radio Group, L.P., Reese Broadcasting, L.L.C., and Z-Spanish Media Corporation, as amended by that certain Acknowledgments and Amendment to Asset Purchase Agreement, dated June 30, 2003, by and among North Texas Radio Group, L.P., Reese Broadcasting, L.L.C., and Z-Spanish Media Corporation, as further amended by that certain Second Amendment to Asset Purchase Agreement, dated as of January 17, 2006, by and among Z-Spanish Media Corporation, ECC LP (as successor in interest to Z-Spanish Media Corporation), North Texas Radio Group, L.P. and Reese Broadcasting, L.L.C.

“KBOC Upgrade License” has the meaning set forth in Section 4.3.1.

“KZMP Agreement” means the Brokered Programmer’s Agreement, by and between ECC through Holdings, and Everest Theaters, Inc. with respect to KZMP (AM).

“KZMP (FM) Tower Lease” means that Lease Agreement, dated as of April 23, 1993, by and between Clear Channel Broadcasting (as successor-in-interest to Allison Broadcast Group, Inc.) and Seller (as successor-in-interest to The Davis Family Trust), as amended by that certain Lease Amendment Agreement dated January 13, 2005.

“LBI” and “LBI Sub” have the meanings set forth in the first paragraph of this Agreement.

“LBI Lease” means that KZZA-FM Tower Lease Agreement, dated as of March 28, 2003, by and between ECC and LBI (as successor-in-interest to AM & PM Broadcasters, LLC), as modified by that certain letter agreement dated July 16, 2004.

“LBI Media” means LBI Media, Inc., a California corporation.

“Leasehold Interests” means all right, title and interest of Seller under each of the leases listed in Part II of Schedule II.

“Leasehold Title Policy” means a Texas Owner’s Policy (T-1) with a Texas Leasehold Owner Policy Endorsement with respect to the Transmitter Site leased pursuant to the KZMP (FM) Tower Lease in a form and with coverages permitted under Texas law and amount reasonably acceptable to Buyer and showing only Permitted Liens.

“LER” means Lotus/Entravision Reps LLC.

“LER Agreement” has the meaning set forth in Section 4.7.

“Letter of Intent” means that Letter Agreement dated May 15, 2006 by and between Liberman Broadcasting, Inc. and ECC, as it may be amended from time to time.

“License Application” has the meaning set forth in Section 4.3.1.

“Material Adverse Effect” means any event, change, circumstance, effect or state of facts (or series of related events, changes, circumstances, effects or states of facts) materially adverse to (i) the business, financial condition or results of operations of the Stations, taken as a whole, or (ii) the ability of the Seller to perform its obligations under this Agreement or to consummate the transactions contemplated hereby; provided, however, that (1) any condition that requires that a Station be operated in accordance with a condition similar to those contained in the present FCC Licenses issued for operation of any applicable Station and (2) any condition affecting the radio industry generally or the markets in which the Stations operate generally, or general, national, regional or local economic or financial conditions (in each case, other than resulting from acts of war (whether or not declared), sabotage or terrorism, military actions or escalation thereof), or regulatory changes or changes in applicable law shall not be deemed a Material Adverse Effect.

“Names” means (a) “Entravision Communications” and (b) Entravision’s trademark rights to the names “Super Estrella”, “La Tricolor” and “Jose: Toca lo que quiere”.

“Owned Real Property” means, collectively, the Transmitter Sites for KZZA(FM), KTCY (FM)/KBOC(FM) and KZMP(AM), each of which is more fully described in Part I of Schedule II.

“Party” means any of Seller, LBI or LBI Sub, as the context requires, and the term “Parties” means all such entities; provided, however, that Seller, on the one hand, and Buyer, on the other, shall each be considered a single Party for purposes of Sections 7.3, 7.4, 10.3 and 11.8.

“Permits” means the licenses, permits, approvals, authorizations, consents, variances and orders of any federal, state or local Governmental Authority used, held for use, or required in connection with the operation of the Stations (including the FCC Licenses) or the Purchased Assets or otherwise held or owned principally in connection with the Stations or the Purchased Assets, in each case, together with (i) all pending applications therefor and (ii) any renewals, extensions, additions or modifications thereof, including those listed on Schedule III.

“Permitted Assignment” shall have the meaning set forth in Section 11.2.

“Permitted Liens” means (i) liens for Taxes not yet due and payable or delinquent or the validity or amount of which is being contested in good faith by appropriate proceedings; (ii) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to sums not yet due and payable, or the validity or amount of which is being contested in good faith by appropriate proceedings and (iii) Encumbrances described in Schedule IV that will be released at Closing; provided that any of the foregoing in clauses (i) or (ii), individually, or in the aggregate, do not materially impair the value or materially interfere with the use of any assets or property material to the operation of the Stations as they have been and are now operated. Notwithstanding anything in the foregoing, with respect to Owned Real Property and the Transmitter Site leased pursuant to the KZMP (FM) Tower Lease only, Permitted Liens shall mean only (A) those Encumbrances reflected in the following commitments, each of which is attached hereto as part of Schedule II: (1) that certain (as marked) Commitment for Title Insurance issued by Lawyer’s Title Insurance Corporation, issued on August 1, 2006, GF No. 1980000050, (2) that certain (as marked) Pro Forma Owner Policy of Title Insurance issued by Lawyers Title Insurance Corporation, GF No. 1937000413, and (3) subject to Section 6.3.4, that certain (as marked) Commitment for Title Insurance issued by Lawyers Title Insurance, issued on August 1, 2006, File No. 31971, and (B) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities that do not materially impair the value or materially interfere with the use of the Owned Real Property.

“Person” means an association, a corporation, an individual, a partnership, a limited liability company, a trust or any other entity or organization, including a Governmental Authority.

“Phase I” has the meaning set forth in Section 7.10.

“Phase II” has the meaning set forth in Section 7.10.

“Prepaid Amounts” means, collectively, (i) subject to Section 3.6, the aggregate amount held as of the Closing Date as security deposits under the KZMP (FM) Tower Lease, the Primary Studio Lease (if any) and the Auxiliary Studio Lease, plus (ii) the aggregate amount of all prepaid expenses made by Seller (x) for services to be provided to the Stations after the Closing Date under the Assumed Contracts or (y) otherwise taken into account in calculating the prorations and adjustments pursuant to Section 3.6.

“Primary Studio Lease” means that certain Office) Lease Agreement dated as of March 27, 2002 by and between Mockingbird Station Partners, L.P., a Texas limited partnership, and ECC, as amended on February 9, 2005.

“Proceeds” has the meaning set forth in Section 7.6.1.

“Purchased Assets” has the meaning set forth in Section 2.1.

“Real Property” means, collectively, the Owned Real Property and the Leasehold Interests.

“Remediation Indemnification” has the meaning set forth in Section 7.10.

“Required Consents” means the FCC consents to the assignment of the FCC Licenses and the other governmental consents, third-party consents, approvals or waivers in form and substance satisfactory to Buyer, necessary to sell, convey or otherwise sell or assign the Purchased Assets to Buyer, including consents required to release the Encumbrances to be released at the Closing pursuant to clause (iii) of the definition of “Permitted Liens”, in each case, as set forth on Schedule IV.

“Return” means any return, declaration, report, statement, information statement and other document required to be filed with respect to Taxes.

“Revised Proration and Adjustment Statement” has the meaning set forth in Section 3.6.2.

“Seller” has the meaning set forth in the first paragraph of this Agreement.

“Seller Benefit Plans” means any employee benefit plan, as defined in section 3(3) of ERISA, including any defined benefit pension plan, defined contribution pension plan, and medical and other welfare plan, and any retirement, post-retirement, deferred compensation, medical, dental, vision, cafeteria, dependent care, flexible spending, employee assistance, insurance, equity-based, stock purchase, stock option, savings, severance, employment, compensation, bonus, incentive, vacation, or other benefit plan agreement, program, or arrangement, whether or not subject to ERISA, provided by Seller to or for the benefit of any current or former employee of Seller or its Affiliates whose responsibilities primarily relate to the operation of the Stations and the businesses thereof (or any of their respective beneficiaries).

“Side Letter” has the meaning set forth in Section 11.11.

“Station” or “Stations” have the meanings set forth in the recitals hereto.

“Station KBOC” means radio station KBOC (FM) (98.3 FM, licensed to Bridgeport, Texas) and its related auxiliary facilities, if any.

“Station KBOC Construction Permit” means that certain construction permit (FCC File No. BMPH-20051221AAC) as granted by the FCC on June 20, 2006 for Station KBOC to undertake a one-step upgrade to Class C status.

“Tangible Personal Property” has the meaning set forth in Section 2.1.1.

“Taxes” means all federal, state and local taxes (including income, profit, franchise, sales, use, real-property, personal-property, ad valorem, excise, employment, social-security and wage-withholding taxes) and installments of estimated taxes, assessments, deficiencies, levies, withholdings, or other charges in the nature of a tax imposed by any Governmental Authorities, and any interest or penalties imposed with respect to any of the foregoing.

“Title Company” means Commonwealth Land Title/LandAmerica.

“Title Policies” means (i) a Texas Owner’s Policy (T-1) with respect to each parcel of Owned Real Property and (ii) the Leasehold Title Policy, each in a form and with coverages permitted under Texas law and amounts reasonably acceptable to Buyer and showing only Permitted Liens.

“Towers” means the radio broadcast towers located at the applicable Transmitter Site upon which the Stations’ broadcast antennas are located.

“Transaction Documents” has the meaning set forth in Section 4.2.

“Transmitter Buildings” means the studio and transmitter buildings located at the Transmitter Sites.

“Transmitter Sites” means certain real properties on which the transmitter and antenna sites for the Stations are located, located in Cooke, Dallas and Montague Counties.

1.2 Knowledge. The term “knowledge,” as it relates to Seller, shall mean the actual knowledge of (i) Seller’s managerial and engineering staff at the Stations, (ii) Seller’s corporate executives and (iii) with respect to Section 4.21, the advertising sales staff at the Stations, and, as it relates to Buyer, shall mean the actual knowledge of Lenard Liberman and William Keenan.

1.3 Construction. The masculine form of words includes the feminine and the neuter and vice versa, and, unless the context otherwise requires, the singular form of words includes the plural and vice versa. The words “herein,” “hereof,” “hereunder,” “hereto” and other words of similar import when used in this Agreement refer to this Agreement as a whole, and not to any particular section or subsection. The words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation,” and the word “or” is not exclusive.

ARTICLE II

PURCHASE AND SALE OF ASSETS

2.1 Assets to Be Conveyed. On the Closing Date at the Closing Place, subject to the terms and conditions set forth herein, Seller will sell, assign, convey, transfer and deliver (i) to LBI Sub, the FCC Licenses, and (ii) to LBI, all (except the Excluded Assets) of Seller’s right, title and interest in and to the businesses of the Stations, the Permits (other than the FCC Licenses) and the assets, Real Property, and rights of every kind and nature, whether tangible or intangible, absolute or contingent, wherever located, used or held for use principally in connection with the operation of the Stations (which, together with the FCC Licenses are collectively referred to as the “Purchased Assets”), and LBI Sub and LBI shall purchase, acquire, accept and pay for the Purchased Assets and assume the Assumed Liabilities. Such sale, assignment, conveyance, transfer and delivery is to be made by instruments of conveyance in form reasonably satisfactory to Buyer and is to be free and clear of all Encumbrances, except for Permitted Liens. The Purchased Assets include the following:

2.1.1 All of Seller’s right, title and interest in all tangible personal property, furniture, fixtures, improvements and office equipment and any other equipment owned by the Seller and used or held for use principally in the operation of the Stations, including as listed on Schedule V, including such items as (i) furniture and inventory in the Transmitter Buildings, (ii) transmitter facilities, (iii) transmission lines, (iv) the Towers, (v) main and back-up transmitters, generators and antennas, (vi) studio transmitter links, (vii) data links for transmitter telemetry, (viii) wireless microphone and other broadcasting equipment (including remote broadcast equipment), (ix) station vehicles, (x) audio-processing equipment, (xi) computers and related hardware and equipment and (xii) other equipment and tangible personal property used or held for use principally at the Transmitter Sites, at the studio spaces leased pursuant to the Primary Studio Lease or the Auxiliary Studio Lease, together with any replacements thereof or additions thereto made between the Execution Date and the Closing Date, less any retirements made in the ordinary and usual course of the Stations’ businesses (collectively, together with all tangible personal property described in Section 2.1.7, the “Tangible Personal Property”);

2.1.2 All of Seller’s right, title and interest in the transmitter facilities located at the Transmitter Sites to the extent owned by Seller;

2.1.3 Seller’s fee interests in the Owned Real Property;

2.1.4 The Leasehold Interests;

2.1.5 All Prepaid Amounts, advance payments by advertisers received by Seller (whether prior to or after the Closing Date) for advertising that would run after the Closing Date on the Stations and other advance payments by third parties received by Seller (whether prior to or after the Closing Date) for services to be provided by or for any Station after the Closing Date;

2.1.6 The Assumed Contracts and all of Seller’s rights thereunder relating to periods and events occurring on and after the Closing Date;

2.1.7 Such files, records and logs owned by the Seller relating principally to any of the Purchased Assets or the operation of the Stations, including the Stations’ public inspection files and other records relating to the FCC Licenses and other filings with the Commission and such sales records and other sales and traffic information that may exist relating principally to the Stations and all sales orders, invoices, contracts, statements and station logs, in each case, for the two year period prior to the Closing Date, but excluding the corporate and accounting records of Seller expressly described in Section 2.2.4 (it being understood by the Parties that Seller shall transfer the data principally related to the operation of the Stations (including the data resident in Seller’s accounting and traffic software) on the computer systems of Seller to the computer systems of Buyer to the extent reasonably practicable and it being further understood that Seller will provide copies of the records described in Section 2.2.4 to the extent reasonably requested by Buyer with respect to the Stations or the Purchased Assets, including pursuant to Section 11.13); and

2.1.8 All Intellectual Property.

For the avoidance of doubt, the Purchased Assets shall also include all other assets used or held for use principally in connection with the operation or business of the Stations, including any Permits and any other assets, that are in the nature of the assets described in Sections 2.1.1 through 2.1.8 above and that are owned by any Affiliate of Seller and, to the extent that any Affiliate owns any such assets, Seller shall cause such Affiliates to assign, convey, transfer and deliver to LBI or LBI Sub, as applicable, all of such Affiliate’s right, title and interest in and to such assets on or prior to the Closing Date for no additional consideration.

2.2 Excluded Assets. Notwithstanding anything contained in Section 2.1 to the contrary, the Seller is not selling, and the Buyer is not purchasing, any assets of Seller not principally used or held for use in connection with the operation of the Stations, and without limiting the generality of the foregoing, the term “Purchased Assets” shall expressly exclude the following assets of the Seller, all of which shall be retained by the Seller (collectively, the “Excluded Assets”):

2.2.1 all of Seller’s cash and cash equivalents (other than amounts described in Section 2.1.5);

2.2.2 deposits made by Seller under any Contracts (other than the amounts described in Section 2.1.5);

2.2.3 all accounts receivable of Seller accruing prior to the Closing Date;

2.2.4 Seller’s corporate books and records of internal corporate proceedings, tax records, work papers and books and records that the Seller is required by Law to retain, provided that Seller shall provide Buyer with access to such records to the extent reasonably requested by Buyer with respect to the Stations or the Purchased Assets, including pursuant to Section 11.13;

2.2.5 all of Seller’s bank accounts;

2.2.6 all accounting records (including records relating to Taxes) and internal reports relating to the business activities of the Seller, in each case, (i) that are not Purchased Assets and (ii) that was not principally related to the Stations or their operations;

2.2.7 any interest in or right to any refund of Taxes relating to the business of the Stations, the Purchased Assets or the Assumed Liabilities for, or applicable to, any taxable period (or portion thereof) ending on or prior to the Closing Date;

2.2.8 subject to Section 7.6.3, any insurance policies and rights, claims or causes of action thereunder;

2.2.9 any employee benefit plans, assets relating to any employee benefit plans, employment records and Contracts with employees;

2.2.10 all rights, claims and causes of action relating to any Excluded Assets or any Excluded Liabilities;

2.2.11 the Names; and

2.2.12 all rights of Seller under any Transaction Document or the Confidentiality Agreement.

2.3 Excluded Liabilities. Except for the liabilities and obligations specifically assumed by Buyer pursuant to Section 3.2, Buyer will not assume and will not be or become liable for, any liabilities or obligations of Seller of any kind or nature whatsoever, whether absolute, contingent, accrued, known or unknown, related to the pre-Closing ownership or operation of the Purchased Assets or the Stations, the pre-Closing or post-Closing ownership or operation of the Excluded Assets, Seller’s employees or otherwise, including, without limitation, the cost of satisfying all monetary amounts required (pre-Closing or post-Closing) to remove all Encumbrances constituting Permitted Liens as of the Closing Date pursuant to clause (i) or (ii) of the definition thereof to which the Purchased Assets are subject as of the Closing Date (collectively, the “Excluded Liabilities”); provided, however, that Seller shall not be obligated to pay the cost of satisfying any monetary amount required to remove any Encumbrance constituting a Permitted Lien pursuant to clause (i) or (ii) of the definition thereof (x) to the extent that such amount is not yet due and payable as of the Closing Date, until the date on which such amount becomes due and payable or (y) to the extent that such amount is being contested in good faith by appropriate proceedings, until the date on which the obligation with respect thereto is resolved by such appropriate proceedings, including any settlement thereof. For the avoidance of doubt, the Excluded Liabilities include all Taxes of Seller, including any Taxes imposed on Seller as a result of the transactions contemplated by this Agreement, except for any Taxes of Seller specifically allocated to Buyer pursuant to Section 3.6.1 and Section 7.7.1.

2.4 Beneficial Use of Assumed Contracts. The Parties acknowledge that certain of the Assumed Contracts included in the Purchased Assets, and the rights and benefits thereunder necessary or appropriate or relating to the conduct of the business and activities of Seller and/or the Stations may not, by their terms, be assignable. Notwithstanding anything in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign such Assumed Contracts, and Buyer shall not be deemed to have assumed the same or to be required to perform any obligations thereunder, if an attempted assignment thereof, without the consent of a third party thereto, would constitute a breach thereof or in any way affect the rights under such Assumed Contracts of Buyer or Seller, if such third party consent has not been obtained. In such event, from and after the Closing, (a) the Seller will cooperate with LBI to provide for LBI all benefits to which the Seller is entitled under such Assumed Contracts, (b) any transfer or assignment to LBI by Seller of any such Assumed Contracts or any right or benefit arising thereunder or resulting therefrom which shall require the consent or approval of any third party shall be made subject to such consent or approval being obtained, (c) Seller shall, without further consideration therefor, pay, assign and remit to LBI promptly all monies, and, to the extent practicable, all other rights or considerations received or obtained, or which may be received or obtained, in respect of performance of such Assumed Contracts, and (d) upon receipt of the required third-party consent, the applicable Assumed Contract shall be deemed to have been assigned to, and assumed by, LBI without any further action of the Parties.

ARTICLE III

PURCHASE PRICE; METHOD OF PAYMENT; ESCROW DEPOSIT

3.1 Purchase Price. Subject to Section 7.6.3, the purchase price to be paid to Seller by Buyer for the Purchased Assets will be Ninety-Five Million Dollars ($95,000,000), subject to adjustment pursuant to Section 3.6 (the “Purchase Price”).

3.1.1 Payment of Purchase Price. Subject to the terms and conditions set forth in this Agreement, on the Closing Date, Buyer will pay Seller an amount equal to $95,000,000 minus the Escrow Deposit by wire transfer of immediately available funds in accordance with wire-transfer instructions to be provided by Seller to Buyer not less than five business days prior to the Closing Date.

3.1.2 Release of Escrow Deposit. Also on the Closing Date, concurrently with the wire transfer of the Purchase Price (minus the Escrow Deposit) in accordance with Section 3.1.1 above, ECC and LBI shall jointly execute and deliver to the Escrow Agent written instructions to deliver the entire Escrow Deposit to Seller, and the entire Escrow Deposit shall be counted towards the Purchase Price.

3.1.3 Post-Closing Proration and Adjustment. Following the Closing Date, the Parties shall determine and make the prorations and adjustments called for in Section 3.6.

3.1.4 Payment on Behalf of Buyer. At Buyer’s election, LBI Media may pay some or all of the Purchase Price on Buyer’s behalf.

3.2 Liabilities Assumed. As of the Closing Date, Buyer will assume and agree to pay, discharge and perform, the following obligations and liabilities of Seller (the “Assumed Liabilities”): (a) all obligations of Seller under the Assumed Contracts and Permits, in each case, that arise from and after the Closing Date (except for any obligations that have accrued prior to the Closing Date) and (b) to the extent of such credit, all liabilities for which Buyer receives a credit against the Purchase Price pursuant to Section 3.6; provided, however, that, notwithstanding anything to the contrary in this Agreement, including the definition of “Assumed Contracts” in Article I, the Assumed Liabilities will not include (i) any obligation under an Assumed Contract that does not relate to the operation of the Stations or the Purchased Assets if such Assumed Contract relates to both (x) the operation of the Stations or the Purchased Assets and (y) other assets or operations of Seller or its Affiliates or (ii) if Buyer assumes rights and obligations of Seller under an Assumed Contract by executing a new Contract with the counterparty thereto rather than assuming an existing Assumed Contract, any obligations under the existing Assumed Contract. For clarity, with respect to the LER Agreement, Buyer shall either assume the LER Agreement or enter into a replacement Contract as contemplated by the next sentence of this Section 3.2, in either case, solely to the extent of obligations related to the Stations covered thereby (KTCY-FM and KZMP-FM) or terminate its obligations thereunder and pay the “Buyout Amount” as defined in and calculated under Section 5 of the LER Agreement with respect to KTCY-FM and KZMP-FM (in which event Seller shall cause LER to provide Buyer with an acknowledgment that the LER Agreement has, effective upon receipt of the Buyout Amount, been terminated with respect to such Stations) and, upon payment of the Buyout Amount, the Assumed Liabilities shall not include any obligation under the LER Agreement. Buyer may assume the Assumed Liabilities under an Assumed Contract by executing a new Contract with the counterparty thereto (if acceptable to the counterparty thereto) instead of assuming the existing Assumed Contract.

3.3 Escrow Deposit. Within two business days of the Execution Date, LBI will deposit Four Million Seven Hundred Fifty Thousand Dollars ($4,750,000) under the Escrow

Agreement (together with any interest accrued on such amount, the “Escrow Deposit”). The Escrow Deposit will be held, maintained, administered and disbursed by the Escrow Agent in accordance with the terms and provisions hereof and of the Escrow Agreement. The Escrow Deposit will be disbursed as follows:

3.3.1 Delivery to Seller. If (A) Buyer fails to consummate the purchase and sale contemplated by this Agreement under circumstances that would constitute a material breach by Buyer of this Agreement and if Seller is not then in material default or material breach of this Agreement or (B) this Agreement is terminated by Seller pursuant to Section 7.4.2, then the Escrow Deposit will be delivered to Seller, it being understood and agreed that payment to Seller of the full amount of the Escrow Deposit will constitute full payment for any and all damages suffered by Seller by reason of Buyer’s failure to consummate the purchases and sales contemplated by this Agreement.

THE PARTIES ACKNOWLEDGE AND AGREE IN ADVANCE BY INITIALING THIS AGREEMENT IN THE SPACES PROVIDED [BUYER’S INITIALS     /s/LL     AND     /s/LL    , AND SELLER’S INITIALS     /s/WFU    ,     /s/WFU     AND     /s/WFU  ] THAT THE ACTUAL DAMAGES SELLER WOULD SUFFER AS A RESULT OF BUYER’S FAILURE TO CONSUMMATE THE PURCHASE AND SALE OF THE PURCHASED ASSETS WOULD BE EXTREMELY DIFFICULT OR IMPOSSIBLE TO CALCULATE; THAT THE FULL AMOUNT OF THE ESCROW DEPOSIT IS A FAIR AND EQUITABLE AMOUNT TO REIMBURSE SELLER FOR ANY DAMAGES WHICH THE PARTIES ESTIMATE MAY BE SUSTAINED BY SELLER DUE TO BUYER’S FAILURE TO CONSUMMATE THE PURCHASE AND SALE OF THE PURCHASED ASSETS UNDER THE CIRCUMSTANCES STATED IN THIS SECTION 3.3.1; AND THAT THIS SECTION 3.3.1 SHALL CONSTITUTE A LIQUIDATED-DAMAGES PROVISION, WHICH DAMAGES WILL BE SELLER’S SOLE REMEDY HEREUNDER IN THE EVENT OF BUYER’S FAILURE TO CONSUMMATE THE PURCHASE AND SALE OF THE PURCHASED ASSETS UNDER THE CIRCUMSTANCES STATED IN THIS SECTION 3.3.1.

3.3.2 Delivery to LBI. The Escrow Deposit shall be delivered to LBI if this Agreement is terminated other than pursuant to Section 7.4.2 and Seller is not entitled to receive the Escrow Deposit in accordance with Section 3.3.1.

3.4 Remedies.

3.4.1 Seller acknowledges that the Stations and the Purchased Assets are of a special, unique, and extraordinary character, and that any breach of this Agreement by Seller may not be fully compensated for by monetary damages. Accordingly, if Seller shall breach its obligations under this Agreement, and Buyer is not then in material breach of this Agreement (or cures or is curing any material breach in a manner that would preclude Seller from exercising its rights pursuant to Section 7.4.2), Buyer shall be entitled to exercise any remedies that it may have at law or in equity resulting from any breach of the Transaction Documents by Seller, including that Buyer shall be entitled to enforcement of this Agreement (subject to obtaining any required approval of the FCC) by decree of specific performance or injunctive relief requiring Seller to fulfill its obligations under this Agreement. In any action to equitably enforce the provisions of this Agreement, Seller shall waive the defense that there is an adequate remedy at law or equity and agree that Buyer shall have the right to obtain specific performance of the terms of this Agreement without being required to prove actual damages, post bond or furnish other security.

3.4.2 Without limiting the generality of Section 3.4.1, if Buyer terminates this Agreement pursuant to Section 7.3.5, Buyer shall be entitled to any remedies that it may have at law on account of any breach of the Transaction Documents by Seller.

3.5 Allocation. At least five business days prior to the Closing Date, Buyer shall allocate the Purchase Price pursuant to Section 1060 of the Internal Revenue Code of 1986, as amended, subject to Seller’s consent, which consent shall not be unreasonably withheld.

3.6 Post-Closing Prorations and Adjustments.

3.6.1 (x) The operation of the Stations, (y) all Taxes and (z) all income, expenses and liabilities, in the case of each of clause (x), (y) and (z), attributable to the operation of the Stations through 12:01 a.m., PST, on the Closing Date will be for the account of Seller and, in each case, shall thereafter be for the account of LBI; and all income and expenses, including such items as power and utilities charges, rents, and other deferred items will be prorated between Seller and LBI in accordance with GAAP consistently applied, the proration to be made and paid pursuant to a final settlement to occur after the Closing Date in accordance with the procedures set forth in Section 3.6.2 and subject to the matters set forth in this Section 3.6.1, provided that, with respect to real property Taxes, the final settlement shall occur within thirty (30) days after receipt of the tax statement for the year in which the Closing Date occurs (which tax statements are typically delivered in November of the year in question) and provided that (x) income Taxes shall not be taken into account in connection with the prorations and adjustments pursuant to this Section 3.6 (with income Taxes to be resolved in accordance with Article X of this Agreement) and (y) transfer Taxes shall be allocated in accordance with Section 7.7.1. The proration of FCC regulatory fees for the government fiscal year during which the Closing Date occurs, shall be based upon an amount equal to the fees due in September 2006 with respect to the Stations regardless of whether the Closing Date occurs after the end of such period. For the avoidance of doubt, Seller is responsible for all FCC regulatory fees for government fiscal years prior to the government fiscal year which includes the Closing Date. Additionally, assuming that the Closing Date occurs on or after October 1, 2006, the proration with respect to the FCC regulatory fees will be calculated based upon the portion of the twelve-month period starting

October 1, 2006 and ending September 30, 2007 that has elapsed prior to the Closing Date, or, if the Closing Date occurs on or before October 1, 2006, the proration with respect to the FCC regulatory fees will be calculated based upon the portion of the twelve-month period starting October 1, 2005 and ending September 30, 2006 that has elapsed prior to the Closing Date. The amount held as of the Closing Date as security deposits under the KZMP (FM) Tower Lease, the Primary Studio Lease (if any) and the Auxiliary Studio Lease shall be included in the Prepaid Amounts and credited to Seller as part of the adjustment hereunder so long as the lessors under such leases have acknowledged that such amounts will thereafter constitute security deposits made by LBI under the applicable lease. Further, Buyer shall receive credits as part of the adjustments hereunder (x) in an amount equal to the prepaid amounts or security or other deposits held by Seller under (A) the LBI Lease and (B) the KZMP Agreement (if any) and (y) in an amount equal to the advance payments by advertisers received by Seller (whether prior to or after the Closing Date) for advertising scheduled to run after the Closing Date and other advance payments by third parties received by Seller (whether prior to or after the Closing Date) for services to be provided by or for any Station after the Closing Date; provided, however, that Buyer shall only receive a credit for advance payments by advertisers or by parties to whom services are to be provided by or for any Station, in each case, to the extent that Buyer has, or has agreed to, run such advertisements or provide such services. For the avoidance of doubt, Seller shall not receive a credit for any amounts prepaid by Seller under Contracts other than Assumed Contracts.

3.6.2 At least five (5) business days prior to the Closing Date, Seller shall deliver to Buyer Seller’s good faith estimate of the prorations and adjustments referenced in Section 3.6.1 which, upon delivery by Seller, shall be attached as Schedule VIII hereto. Within thirty (30) days following the Closing Date, Seller shall deliver to Buyer an updated statement of the prorations and adjustments referenced in Section 3.6.1 reflecting any changes to the pre-Closing estimate delivered pursuant to the preceding sentence based on actual amounts as of the Closing Date as determined in accordance with GAAP (the “Revised Proration and Adjustment Statement”). The Revised Proration and Adjustment Statement shall be conclusive and binding upon the Parties unless Buyer, within thirty (30) days after the receipt thereof, notifies Seller in writing that Buyer disputes any of the amounts set forth therein, specifying the nature of the dispute and the basis therefor. The Parties shall in good faith attempt to resolve all disputes related to the Revised Proration and Adjustment Statement and, upon such resolution, the Revised Proration and Adjustment Statement shall be amended to the extent necessary to reflect such resolution, and shall thereafter be conclusive and binding on the Parties. To the extent that the Parties do not reach agreement resolving the disputed items within thirty (30) days after notice is given by Buyer to Seller as described above, the amounts not then in dispute shall be paid at the time provided herein to the Party to whom the positive net amount of such amounts not in dispute is owed and the outcome of the remaining disputed items shall be resolved by a nationally recognized independent certified public accountant mutually acceptable to the Parties (the “Independent Accountant”) and whose determination shall be binding upon the Parties, with the fees and expenses of such Independent Accountant paid one-half by Seller and one-half by Buyer. Any payment due under this Section 3.6 shall be made (x) within five (5) business days after the prorations and adjustments are resolved by acceptance by Buyer of the Revised Proration and Adjustment Statement or by the resolution by the Parties hereunder of all objections raised by Buyer thereto or (y) if disputed amounts are submitted for resolution by the Independent Accountant, (A) with respect to amounts not in dispute, within five (5) business days after the submission of disputed items to the Independent Accountant and (B) with respect to items submitted to the Independent Accountant, within five (5) business days after resolution by the Independent Accountant.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES BY SELLER

Seller hereby represents and warrants to Buyer as follows:

4.1 Organization and Standing. ECC is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Holdings is a limited liability company duly organized, validly existing and in good standing under the laws of the State of California. ECC LP is a limited partnership duly organized, validly existing and in good standing under the laws of the State of Texas. Each of ECC, Holdings and ECC LP has the requisite power and authority to enter into and complete the transactions contemplated by this Agreement.

4.2 Authorization. All necessary corporate, limited liability or limited partnership actions and proceedings, as applicable, to duly approve the execution, delivery and performance of this Agreement; the Escrow Agreement; the Side Letter; and other agreements, documents and instruments being executed by ECC, ECC LP and Holdings in connection herewith or therewith (or to be executed by ECC, ECC LP and Holdings in connection herewith and therewith) (collectively, the “Transaction Documents”) and to approve the consummation of the transaction contemplated hereby or thereby have been duly and validly taken by each of ECC, ECC LP and Holdings. Each of the Transaction Documents have been (or when executed will be) duly and validly authorized, executed and delivered by ECC, ECC LP or Holdings, as applicable, and constitute (or when executed will constitute) the legal, valid and binding obligation of ECC, ECC LP or Holdings, as applicable, enforceable against ECC, ECC LP and Holdings, as applicable, in accordance with and subject to their respective terms, except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law).

4.3 FCC Licenses.

4.3.1 The FCC Licenses (all of which are listed on Schedule III) constitute all the licenses, permits (including construction permits) and authorizations (or applications therefor) required under the Communications Act and held for use in connection with the Purchased Assets and the operation of the Stations as conducted on the Execution Date and on the Closing Date. Except as provided in Schedule III, no waivers of the Communications Act are necessary in order to permit Seller’s ownership and operation of the Purchased Assets or the Stations. Holdings is the holder of all the FCC Licenses. The Station KBOC facilities provided for in the Station KBOC Construction Permit have been constructed in full conformance with the KBOC Construction Permit. Seller has consummated the acquisition of Station KBOC pursuant to the KBOC Purchase Agreement and all Licenses (as defined in the KBOC Purchase Agreement) were assigned to Holdings. An application (the “License Application”) for a license (the “KBOC Upgrade License”) to cover the Station KBOC Construction Permit has been filed with the FCC.

4.3.2 Other than the Initial Grant of the Assignment Application, no additional order or grant is required from the FCC to consummate the assignment of the FCC Licenses to LBI Sub. Schedule III correctly sets forth the expiration date of each FCC License. Except as set forth on Schedule III, each FCC License is validly issued and in full force and effect. Seller has taken all actions and performed all of its respective obligations that are necessary to maintain the FCC Licenses without adverse modification or impairment, and complete and correct copies of the FCC Licenses have been delivered to Buyer. No event has occurred which (i) has resulted in, or after notice or lapse of time or both would result in, revocation, suspension, adverse modification, non-renewal or termination of, or any order of forfeiture with respect to, any FCC License or (ii) materially and adversely affects or, to the Seller’s knowledge, in the future may materially and adversely affect any rights of Seller or any of its assignees or transferees thereunder. None of the FCC Licenses requires that any assignment thereof must be approved by any public or other Governmental Authority other than the FCC.

4.3.3 Seller is not a party to, and there are no notices of apparent liability, violations, forfeitures, notices of violation, orders to show cause or other orders or, to Seller’s knowledge, any investigations or complaints, issued by or pending before any court or regulatory body, including the FCC, or of any other proceedings (other than proceedings relating to the radio industry generally) that could in any manner adversely affect the validity or continued effectiveness of, or result in the adverse modification of, any of the FCC Licenses. In the event Seller learns of any such action or the filing or issuance of any such order, notice or complaint, Seller promptly will notify Buyer of the same in writing and will take all reasonable measures to contest in good faith or seek removal or rescission of such action, order, notice or complaint. Except for the matters which required Seller to file the modification of license applications referenced in Schedule III, the Stations are now operating at their respective licensed powers and antenna heights, in accordance with the FCC Licenses, and are in compliance with the rules and regulations of the FCC and the Communications Act in all material respects, including those rules governing the location of the Stations’ respective main studios and rules governing the required contents of the Stations’ respective public-inspection files. Seller has no reason to believe that the FCC Licenses (including the KBOC Upgrade License) will not be renewed in the ordinary course.

4.3.4 None of the Purchased Assets, including the facilities used in connection with the radio broadcasting operations of Seller relating to the Stations (including the Real Property, the Transmitter Buildings, the Transmitter Sites and the Towers), violate the provisions of any applicable building codes; fire regulations; building restrictions; or, except for the matters that required Seller to file the modification of license applications referenced in Schedule III, other governmental ordinances, orders or regulations (including any applicable regulation of the Federal Aviation Administration) in any material respect except where such violation would not reasonably be expected to materially impair, impede or affect the continued, uninterrupted operation of the Stations or to otherwise have an adverse effect on the owner or operator of such Purchased Assets or such facilities that would be material; provided, that such representations are only to Seller’s knowledge with respect to the Tower on which the antenna for KZMP (FM) is located. Each such facility (including the Real Property) is zoned to permit the commercial uses intended by Seller as the owner or occupier thereof. Schedule III identifies any outstanding variances or special use permits materially affecting any of Seller’s facilities or the uses thereof and Seller is in compliance therewith. Seller has received no notice of any complaint being made against any of the Stations or the Real Property relating to their respective Towers, Transmitter Sites, Transmitter Buildings or Seller’s operation of the Stations (including any complaint relating to the signals broadcast or otherwise transmitted from any Tower, either by Seller or by any Person subleasing a portion of any Tower) except where such complaint would not materially impair, impede or affect the continued, uninterrupted operation of the Stations; provided, that such representations are only to Seller’s knowledge with respect to the Tower on which the antenna for KZMP (FM) is located. Each Tower has been appropriately registered with the Commission and the Federal Aviation Administration, as described in Schedule III.

4.3.5 Seller is qualified to sell the Stations and to assign the FCC Licenses in accordance with the terms of this Agreement and in compliance with the Communications Act. Seller has no knowledge of any Person who has expressed any intention to oppose FCC approval of the assignment of the FCC Licenses to LBI Sub, nor does Seller have any knowledge of any reason why FCC consent to such assignment might be denied or delayed.

4.3.6 Each report or certification filed by or on behalf of Seller with the FCC, including Seller’s payment of annual FCC regulatory fees, any filing pursuant to 47 C.F.R. § 73.3615 with respect to its ownership of the Stations and any other filing relating to the Stations in all cases with respect to the current renewal term, was timely filed, and was at the time of filing true, correct and complete in all respects. There have been no changes in the ownership of the Stations that implicate reporting requirements with the FCC since the filing of the most recent such ownership reports or certifications, and those ownership reports and certificates are true, correct and complete in all respects.

4.3.7 The operation of the Stations by Seller does not cause or result in exposure of workers or the general public to levels of radio frequency radiation in excess of the applicable limits stated in 47 C.F.R. § 1.1310.

4.4 Purchased Assets.

4.4.1 All material items of the Tangible Personal Property and equipment leased pursuant to Contracts, in each case, used principally or held for use principally in the operation of the Stations are listed and described in Schedule V to this Agreement (except for the Intellectual Property, which is the subject of the representations and warranties contained in Section 4.13) and such Schedule specifies whether such Purchased Assets or other equipment constitute Tangible Personal Property or equipment leased pursuant to Assumed Contracts and specifies the owner or lessee, as applicable, of such Purchased Assets. No other Affiliate of Seller (including without limitation direct or indirect subsidiaries of Seller) owns or has any rights, title or interest in any Purchased Assets or any other asset used or held for use principally in the operation of the Stations, including any assets that are in the nature of the Purchased Assets or any other assets that are in the nature of the assets described in Sections 2.1.1 through 2.1.8, in each case, that are used or held for use principally in the operation of the Stations or is in any way involved with the operation of the Stations. Except for the Intellectual Property which is the subject of the representations and warranties contained in Section 4.13, (i) on the Closing Date, Seller will have good and marketable title to the Purchased Assets, free and clear of all Encumbrances, other than Permitted Liens, and (ii) upon consummation of the transactions set forth in this Agreement, Buyer will have good and marketable title to such Purchased Assets, free and clear of all Encumbrances other than liens granted to Buyer’s lenders and Permitted Liens (other than those that will be released on the Closing Date).

4.4.2 Schedule IV sets forth each release and each of the UCC Termination Statements that are required in order to release on the Closing Date the Encumbrances that are referenced in clause (iii) of the definition of Permitted Liens. Schedule IV also sets forth all UCC Financing Statements and mortgages that have been filed against any Purchased Asset.

4.4.3 Seller has received no written notice of noncompliance with any Encumbrance encumbering the Real Property. Seller has maintained and has operated the Real Property, each Transmitter Site, each Transmitter Building, the Towers (other than the Tower on which the KZMP (FM) antenna is located) and the Stations under and in accordance with the terms of all applicable regulations. Seller has no knowledge of any complaints regarding the Real Property, Transmitter Sites, the Towers, the Transmitter Buildings, the antennas, the radio transmitters, the studio facilities or any other facilities included in the Purchased

Assets. To Seller’s knowledge, the owner of the Tower on which the KZMP(FM) antenna is located has maintained and has operated the Tower under and in accordance with all applicable laws, rules and regulations.

4.4.4 There is no pending or, to the knowledge of Seller, threatened, action, event, transaction or proceeding that could interfere with the quiet enjoyment or operation of the Purchased Assets (including the Real Property) by Seller or, on and after the Closing Date, by Buyer. There are no other Persons which have any rights to use the Transmitter Sites or to occupy or use the Towers, Transmitter Buildings or the Real Property, whether by lease, sublease, easement, license or other instrument, other than (i) other lessees of the Tower located in Cooke County upon which Seller leases space pursuant to the KZMP (FM) Tower Lease, (ii) the tower lease between LBI and ECC (relating to a portion of the Transmitter Site for KZZA(FM)) and (iii) the ABC Tower Lease. As of the Closing Date, Buyer will have reasonable access to each of the Transmitter Sites and a means of ingress and egress thereto from public roads.

4.4.5 The items of Tangible Personal Property are, in all material respects, in good operating condition for equipment of their age and usage (ordinary wear and tear excepted). The technical equipment constituting a part of the Tangible Personal Property, has been maintained in accordance with commercially reasonable practices and is operating and complies in all material respects with all applicable rules and regulations of the FCC and the terms of the FCC Licenses and Permits. The Purchased Assets include all the Permits, personal property, real property and assets, including real-estate rights, necessary to conduct the operation of the Stations in the same manner as now conducted, excluding all corporate level services of the type currently provided to the Stations by Seller.

4.5 Insurance. Seller now has in force insurance on the Purchased Assets as set forth in Schedule VI, and Seller will continue the present insurance at the present limits in full force and effect up to the Closing Date.

4.6 Litigation. No litigation, action, suit, judgment, proceeding or, to the knowledge of Seller, investigation relating to the Stations or the Purchased Assets is pending or outstanding before any forum, court, or governmental body, department or agency of any kind to which Seller or the Stations is subject or is a party that (i) that would reasonably be expected to affect the Stations or the Purchased Assets in any material respect or (ii) that would affect the ability of Seller to carry out the transactions contemplated by this Agreement, and, to the knowledge of Seller, no such litigation, action, proceeding or investigation is, in each case, threatened.

4.7 Contracts. Seller has delivered to Buyer true and complete copies of all Contracts, including the Assumed Contracts, including all amendments thereto. The Assumed Contracts will be enforceable by Buyer after the consummation of the transaction contemplated hereby in accordance with their respective terms, except to the extent that any consents set forth in Schedule IV are not obtained and except as enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law). Seller has not taken any action that would impair the enforceability of the Assumed Contracts and has not omitted to take any action, the omission of which would have such effect. Except as set forth in Section B of Schedule I, Seller is not in default under any of the Assumed Contracts and, to the knowledge of Seller, no counterparty thereto is in default under any of the Assumed Contracts. The consummation of the transactions contemplated hereby will not cause any defaults under any of the Assumed Contracts. Schedule I sets forth all the relevant Assumed Contracts to which Seller is a party with respect to the Real Property, true and complete copies of which have been delivered to Buyer. The Primary Studio Lease provides for the lease term to expire on March 31, 2007 and such term has not been extended. The Auxiliary Studio Lease provides for a lease term to expire on December 1, 2007 and does not contain any unexercised extension options. The KZMP (FM) Tower Lease provides for a lease term to expire on April 22, 2008, and the remaining extension option has not been exercised. The ABC Tower Lease provides for a lease term to expire on November 5, 2058 (with no renewal options). Attached to Schedule I is an accurate calculation of the “Buyout Amount” payment that would be required by Buyer pursuant to Section 5 of the Lotus/Entravision Reps LLC Representative Agreement, dated as of August 10, 2001, by and between LER and ECC (the “LER Agreement”) based upon a July 31, 2006 closing date for Buyer to terminate such agreement as relates to the Stations (it being understood that such calculation does not accurately reflect the actual termination amount at Closing with respect to the Stations to the extent that differences result from the calculation of such amount as of the Closing Date rather than as of July 31, 2006). Assuming that Buyer does not terminate the LER Agreement, the LER Agreement will not be binding upon any station owned by Buyer or its Affiliates other than KTCY-FM and KZMP-FM.

4.8 Insolvency. No insolvency proceedings of any character including bankruptcy, receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, affecting Seller or any of its assets or properties, including the Purchased Assets, are pending or, to the knowledge of Seller, threatened.

4.9 Reports. All material returns, reports and statements currently required to be filed by Seller with the Commission or with any other governmental agency have been filed, and each such return, report and statement is true and complete in all material respects. Seller has complied in all material respects with the reporting requirements of the Commission and other governmental authorities having jurisdiction over the Stations and their respective operations.

4.10 No Defaults. Neither the execution, delivery and performance by Seller of the Transaction Documents nor the consummation by Seller of the transaction contemplated thereby is an event that, of itself or with the giving of notice or the passage of time or both, will (i) conflict with the provisions of Seller’s Governing Documents, (ii) constitute a violation of, conflict with or result in any breach of or any default under, result in any termination or modification of, or cause any acceleration of any obligation under, any contract, mortgage, indenture, agreement, lease, license or other instrument to which Seller is a party or by which it is bound, or by which it may be affected, or result in the creation of any Encumbrance on any of the Purchased Assets, (iii) violate any judgment, decree, order, statute, rule or regulation applicable to Seller or (iv) violate or constitute a breach of any Assumed Contract. The execution, delivery and performance by Seller of the Transaction Documents do not require any filing with or the consent of any third party (including Governmental Authorities), including with respect to the assignment of the Assumed Contracts, other than as listed on Schedule IV (which schedule shall set forth the document under which the consent is required), except where failure to obtain such consent or to make such filing (other than any failure to obtain such consent or make such filing with respect to the Assumed Contracts other than those Assumed Contracts identified as items 11, 12 and 13 on Schedule I) would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

4.11 Reserved.

4.12 Environmental Compliance. Except as set forth on Schedule VII (i) Seller has not, in connection with its business or assets, including the Purchased Assets, generated, used, transported, treated, stored, released or disposed of, or suffered or permitted anyone else to generate, use, transport, treat, store, release or dispose of any Hazardous Substance (as defined below) in violation of any applicable environmental law; (ii) Seller has not previously, in connection with the Purchased Assets, generated, used, transported, treated, stored, released or disposed of, nor knowingly permitted or suffered anyone else to generate, use, transport, treat, store, release or dispose of any Hazardous Substance, (iii) to the knowledge of Seller, there has not been any generation, use, transportation, treatment, storage, release or disposal of any Hazardous Substance in connection with the Purchased Assets, the Real Property or the operation of the Stations or, to the knowledge of Seller, in any properties within 100 yards of its business which has created or might reasonably be expected to create any material liability under any applicable environmental law or which would require reporting to or notification of any governmental entity; (iv) to the knowledge of Seller, no asbestos or polychlorinated biphenyl or underground storage tank is contained in or located at any facility used in connection with the operation of the Stations or any facility included in the Purchased Assets or the Real Property; (v) any Hazardous Substance handled or dealt with in any way in connection with the operation of the Stations or the Real Property has been and is being handled or dealt with in all material respects in compliance with all applicable environmental laws and (vi) to the knowledge of Seller, there exists at the Real Property no violation of any laws, rules or regulations governing Hazardous Substances. As used herein, “Hazardous Substance” means any of the substances that are defined or listed in, or otherwise classified pursuant to, any applicable laws as “hazardous substances,” “hazardous materials,” “hazardous wastes” or “toxic substances,” or any other formulation of any applicable environmental law intended to define, list or classify substances by reason of deleterious properties such as ignitibility, corrosivity, reactivity, radioactivity, carcinogenicity, reproductive toxicity or “EP toxicity,” and petroleum and drilling fluids, produced waters and other wastes associated with the exploration, development or production of crude oil, natural gas or geothermal energy.

4.13 Intellectual Property.

4.13.1 Schedule IX contains a true and complete list of all patents, trademarks, service marks, station names, alternative station names, slogans, trade names, domain names, logos, jingles, assumed names, fictional business names, copyrights, licenses, permits, authorizations and other similar intellectual property rights and interests applied for, issued to or presently owned or used by Seller

(other than the programming and its contents used but not owned by Seller) principally in connection with the operation of any Station, including the Stations’ call letters (together with the goodwill associated therewith, the “Intellectual Property”). Except as set forth on Schedule IX, Seller has good and marketable title to all of the Intellectual Property, free and clear of all Encumbrances other than Permitted Liens. To the extent indicated on Schedule IX, such Intellectual Property has been duly registered in, filed in or issued by the United States Copyright Office or the United States Patent and Trademark Office, as appropriate, the appropriate offices in the various states of the United States and the appropriate offices of such other jurisdictions where such registration, filing or issuance is necessary to protect such Intellectual Property from infringement and for the operation of the Stations. Except as set forth on Schedule IX, all requisite renewals and affidavits of use have been filed with respect to each of the registrations set forth in Schedule IX, and each is presently in full force and effect, and each of the trade names and trademarks is valid, and is in good standing and active use and none has been abandoned.

4.13.2 Except as set forth on Schedule IX, Seller is the sole and exclusive owner of the Intellectual Property, has the sole and exclusive right to use the trade names and trademarks included in the Intellectual Property and has received no notice from any other Person or entity pertaining to or challenging the right of Seller to use any of the Intellectual Property or any rights thereunder.

4.13.3 Except as set forth on Schedule IX, to the knowledge of Seller, Seller has not violated or infringed any patent, trademark, trade name, jingle, assumed name, fictional business name, copyright, license, permit or other similar intangible property right or interest held by others or any license or permit held by Seller.

4.13.4 Except as set forth on Schedule IX, (i) Seller has not granted any license or other rights and has no obligations to grant licenses or other rights to any of the Intellectual Property; and (ii) Seller has not made any claim of any violation or infringement by others of its rights to or in connection with any of the Intellectual Property, and, to Seller’s knowledge, there is no basis for the making of any such claim.

4.13.5 Except as set forth on Schedule IX, there are no proceedings, either pending or, to the knowledge of Seller, threatened, in the United States Copyright Office, the United States Patent and Trademark Office or any Federal, state or local court or before any other governmental agency or tribunal, relating to any pending application with respect to any Intellectual Property.

4.14 Brokers. No agent, broker, investment or commercial banker, Person, or firm acting on behalf of Seller or any of its Affiliates or under the authority of Seller or any of its Affiliates is or will be entitled to any broker, finder or financial-advisor fee or any other commission or similar fee directly or indirectly in connection with the transactions contemplated by this Agreement, other than Media Venture Partners, LLC, whose fee shall be paid by Seller.

4.15 Reserved.

4.16 Employees and Employee Benefits.

4.16.1 The Seller Benefit Plans are each maintained, sponsored, contributed to, or required to be contributed to, by Seller or by any entity or trade or business, whether or not incorporated, which, with Seller, constitutes a group described in Sections 414(b), (c), (m) or (o) of the Code (an “ERISA Affiliate”). No Seller Benefit Plan is subject to Title IV of ERISA. No Seller Benefit Plan is a multiemployer plan.

4.16.2 Neither Seller nor any of its ERISA Affiliates has failed to make any contribution or payment to any Seller Benefit Plan that has resulted in the imposition of a lien or the posting of a bond or other security under ERISA or the Code.

4.16.3 No collective bargaining agreement applies with respect to any employee of Seller or any ERISA Affiliate whose duties are performed in connection with the Stations.

4.16.4 Seller has complied with all FCC requirements with respect to employees.

4.17 Taxes. (a) all Tax reports and other Returns required to be filed by Seller or relating to the Purchased Assets have been filed with the appropriate Governmental Authority, and there have been paid all Taxes, penalties, interest, deficiencies, assessments or other charges due with respect to such Returns, as reflected on the filed Returns or claimed to be due by such federal, state or local taxing authorities (other than Taxes, deficiencies, assessments or claims which are being contested in good faith and which in the aggregate are not material); (b) Seller has not received any written notice of any examinations or audits pending or any unresolved examinations or audit issues with respect to Seller’s federal, state or local Tax Returns; and (c) all additional Taxes, if any, assessed as a result of such examinations or audits have been paid, and to Seller’s knowledge, there are no pending claims or proceedings relating to, or asserted for, Taxes, penalties, interest, deficiencies or assessments against the Purchased Assets.

4.18 No Interference with Signal. To the knowledge of Seller, there currently exists no objectionable interference to the Stations’ signals from other broadcast or non-broadcast stations or spectrum users beyond that permitted by the FCC’s rules and, to Seller’s knowledge, there are no applications pending at the FCC, the grant of which could reasonably be expected to cause objectionable interference. No construction, buildings, or other structures adjacent to any Transmitter Site or otherwise that results or could reasonably be expected to result in degradation, interference to, or impaired reception of the Stations’ signal to any extent currently exists, or, to Seller’s knowledge, is proposed.

4.19 Financial Statements. Seller has delivered to Buyer prior to the Execution Date, true and complete copies of the unaudited consolidated and consolidating balance sheets and related statements of operations (including statements of income and cash flow) of the Stations (i) for fiscal years 2003, 2004 and 2005 and (ii) for the portion of fiscal year 2006 ending June 30, 2006 (collectively, the “Financial Statements”). The Financial

Statements have been prepared in conformity with GAAP, consistently applied, except as disclosed therein or in the footnotes thereto. The Financial Statements present fairly, in all material respects and in accordance with GAAP, the financial condition, results of operations and cash flows of the Stations as at the respective dates thereof and for the respective periods covered therein, except as otherwise noted therein and subject to normal and recurring year-end adjustments and the absence of notes.

4.20 Affiliate Transactions. No Affiliate of Seller has any right, title or interest in any of the Purchased Assets or any other asset used or held for use principally in the operation of the Stations, including any assets that are in the nature of the Purchased Assets or any other assets that are in the nature of the assets described in Sections 2.1.1 through 2.1.8, in each case, that are used or held for use principally in the operation of the Stations. Seller is not indebted or otherwise obligated to any such Person, and no such Person is indebted or otherwise obligated to Seller, in each case, for any debt or obligation that would become an asset or liability of Buyer as a result of the transactions contemplated hereby. Other than the LER Agreement, there are no Contracts between Seller, on the one hand, and any Affiliate of Seller, on the other hand, related to the Stations. Other than the LER Agreement, there are no Contracts related to, or otherwise used in, the operation of the Stations to which an Affiliate of Seller rather than Seller is a party.

4.21 Principal Advertisers. Schedule X constitutes a list of the names of the twenty largest advertisers of each Station (measured in terms of aggregate revenues received by the applicable Station) as well as the aggregate revenues attributable to each during the twelve-month period ending December 31, 2005 and during the year-to-date period beginning January 1, 2006 and ending June 30, 2006. Prior to the date hereof, no such advertiser has given written notice to Seller that it intends to reduce the amount of advertisements (measured in terms of aggregate annual revenues) purchased on the Stations nor, to the knowledge of Seller, does any such advertiser intend to reduce the amount of advertisements purchased on the Stations (as so measured).

ARTICLE V

REPRESENTATIONS AND WARRANTIES BY BUYER

Buyer represents and warrants to Seller as follows:

5.1 Organization and Standing. Each of LBI and LBI Sub is a California corporation (or, after any conversion to a limited liability company, a limited liability company), duly organized, validly existing and in good standing under the laws of the State of California. LBI and LBI Sub each have the requisite power to enter into and complete the transactions contemplated by this Agreement.

5.2 No Defaults. Other than the consents set forth on Schedule IV with respect to Buyer, neither the execution, delivery and performance by LBI or LBI Sub of the Buyer Transaction Documents nor the consummation by Buyer of the transaction contemplated thereby is an event that, of itself or with the giving of notice or the passage of time or both, will (i) conflict with the provisions of LBI’s or LBI Sub’s respective Governing Documents, (ii) constitute a violation of, conflict with or result in any breach of or any default under, result in any termination or modification of, or cause any acceleration of any obligation under, any material contract, mortgage, indenture, agreement, lease or other instrument to which either LBI or LBI Sub is a party or by which it is bound, or by which it may be affected, or result in the creation of any Encumbrance on any of its assets, except for agreements, indentures and instruments related to the financing of the transactions contemplated by this Agreement, (iii) violate any judgment, decree, order, statute, rule or regulation applicable to LBI or LBI Sub, or (iv) result in the creation or imposition of any Encumbrance on the Stations or the Purchased Assets, except for liens, charges or encumbrances relating to the financing of the transactions contemplated by this Agreement.

5.3 Authorization. All necessary actions and proceedings to duly approve the execution, delivery and performance of this Agreement, the Escrow Agreement, the Side Letter, and other agreements, documents and instruments being executed by LBI or LBI Sub in connection herewith or therewith (or to be executed by LBI or LBI Sub in connection herewith or therewith) (the “Buyer Transaction Documents”) and to approve the consummation of the transaction contemplated hereby or thereby have been duly and validly taken by each of LBI or LBI Sub. Each of the Buyer Transaction Documents has been (or when executed will be) duly and validly authorized, executed and delivered by LBI or LBI Sub, as applicable, and constitute (or when executed will constitute) the legal, valid and binding obligation of LBI or LBI Sub, as applicable, enforceable against LBI or LBI Sub, as applicable, in accordance with and subject to their respective terms.

5.4 Brokers. No agent, broker, investment or commercial banker, Person, or firm acting on behalf of Buyer or any of its Affiliates or under the authority of Buyer or any of its Affiliates is or will be entitled to any broker, finder or financial-advisor fee or any other commission or similar fee directly or indirectly in connection with the transactions contemplated by this Agreement.

5.5 Qualification as a Broadcast Licensee.

5.5.1 Buyer knows of no fact that would, as of the date hereof, under the Communications Act, disqualify Buyer as owner, operator and licensee of the Stations.

5.5.2 Buyer is legally, financially and otherwise qualified within the meaning of the Communications Act to be the assignee of the FCC Licenses, and no waivers of the FCC’s multiple ownership or foreign ownership rules shall be required for the consummation of the transactions contemplated hereby or the grant of the Assignment Application. To Buyer’s knowledge, there are no facts or proceedings which would reasonably be expected to (a) disqualify Buyer under the Communications Act from holding the FCC Licenses, (b) cause the FCC to flag the Assignment Application and/or initiate a review of the potential effects on competition of the transaction, or (c) cause the FCC not to consent to the assignment of the FCC Licenses to Buyer.

5.6 Litigation. No litigation, action, suit, judgment, proceeding or, to the knowledge of Buyer, investigation is pending or outstanding before any forum, court, or governmental body, department or agency of any kind to which Buyer is subject or is a party that would affect the ability of Buyer to carry out the transactions contemplated by this Agreement and, to the knowledge of Buyer, no such litigation, action, proceeding or investigation is threatened.

5.7 Approvals and Consents. To knowledge of Buyer, the only filings with, and approvals or consents of, Persons not a party to this Agreement that are legally or contractually required to be obtained by Buyer in connection with the consummation of the transactions contemplated by this Agreement are identified on Schedule IV.

5.8 Financing. Buyer and its Affiliates have sufficient funds to permit Buyer to consummate the transactions contemplated by this Agreement. The Buyer has provided the Seller with accurate and complete copies of the credit agreements evidencing Buyer’s and its Affiliates’ access to sufficient funds for the transactions contemplated by this Agreement. Notwithstanding anything to the contrary contained herein, the Parties acknowledge and agree that it shall not be a condition to the obligations of the Buyer to consummate the transactions contemplated hereby that the Buyer have sufficient funds for payment of the Purchase Price.

ARTICLE VI

COVENANTS

6.1 Affirmative Covenants of Seller. Between the Execution Date and the Closing Date, except as otherwise expressly permitted by this Agreement:

6.1.1 Maintenance. Seller will continue to operate the Stations and the Purchased Assets in the ordinary course of business. Seller will use its commercially reasonable efforts to (i) operate the Stations in all material respects in conformance with the FCC Licenses and the Communications Act, as applicable, (ii) maintain the Towers in good and working order and condition in substantial conformity with past practices and in compliance in all material respects with all laws applicable to such Towers, (iii) maintain the Owned Real Property in substantial conformity with past practices and in compliance with all laws applicable to such real property; and (iv) perform its obligations under the Assumed Contracts (except for any non-performance that is immediately and fully remedied without the counterparty thereto having any remaining right to assert a claim for breach or to terminate the applicable Assumed Contract as a result thereof). Seller shall not take any action, aside from scheduled, ordinary-course maintenance performed in a commercially reasonable and diligent manner, which results in any disruption in the continuous broadcasting on any Station.

6.1.2 Preserve Relations. Seller will use its commercially reasonable efforts to preserve the material business relationships with employees of the Stations, the counterparty under any Assumed Contract, owners of property adjacent to or in the area of the Real Property, the Transmitter Sites, the Transmitter Buildings, the Towers and others having business relations with Seller in connection with the Stations or the Purchased Assets (including lessors, lessees, advertisers, clients, service providers and municipalities); provided, however, that nothing contained in this Agreement shall require Seller to expend money in fulfillment of Seller’s obligations set forth in this Section 6.1.2 other than expenditures that Seller would have made in the ordinary course of business of the Stations consistent with past practices.

6.1.3 Reasonable Access. Following reasonable advance written notification, Seller will provide Buyer and representatives of Buyer with reasonable access to the employees and the properties, contracts, books, files, logs and records related principally to the Stations and the Purchased Assets, and Seller will furnish or will cause to be furnished such additional information concerning the Stations and the Purchased Assets as Buyer may from time to time reasonably request, including financial information of the Stations available to Seller; provided, however, that any such access or furnishing of information shall be conducted during normal business hours and in such a manner as to not unreasonably interfere with the normal operations of the Seller and the Stations. Without limiting the generality of the foregoing, Seller shall provide the information described in Schedule XI annexed hereto promptly following the availability of such information and in no event later than the fourth business day after such information becomes available to Seller. Seller shall continue to prepare the reports described in Schedule XI on a timely basis in accordance with its past practices. Seller agrees that a written request by Buyer at least three business days prior to a visit by personnel of Buyer to the Stations during normal business hours shall constitute reasonable advance written notification, and Seller shall use its commercially reasonable efforts to make available the documents and the personnel Buyer indicates that its personnel would like to see during such visit.

6.1.4 Access to Employees. Although Buyer shall have no obligation to hire any employee of the Stations, Buyer shall be provided with the opportunity to interview or otherwise meet with each such employee in order to determine if Buyer wishes to offer employment to any such employee. Buyer shall have the right to make offers of employment beginning as of the Execution Date to such employees of Seller working at any of the Stations as Buyer may identify in its sole and absolute discretion without liability to Seller or any of its Affiliates. If Buyer elects to offer employment to any such employee, Seller shall terminate such employee effective immediately prior to the Closing and shall release each such employee from all non-compete restrictions, non-solicitation restrictions, as relates to solicitation of employees of Seller working at any of the Stations, or similar obligations, in each case, as are binding upon such employee and in a manner that permits such employee to accept Buyer’s offer of employment and to solicit other employees of Seller working at any of the Stations to accept offers of employment received from Buyer, if any.

6.1.5 Books and Records. Seller will maintain the books and records of the Stations in the ordinary course of business consistent with past practices.

6.1.6 Insurance. Seller will maintain in force the existing insurance policies identified on Schedule VI or reasonably equivalent policies. Seller will use the proceeds of any claims for loss payable under such insurance policies to repair, replace, or restore any of the Purchased Assets destroyed prior to the Closing Date by fire and other casualties to their former condition as soon as possible after the loss.

6.1.7 Notification. Seller will promptly, upon obtaining knowledge of the same, notify Buyer of any order to show cause, notice of violation, notice of apparent liability or of forfeiture, or the filing or threat of filing of any complaint against any Station, the Real Property, or any of the Purchased Assets or against Seller in connection with any Station, the Real Property, or any of the Purchased Assets, occurring between the Execution Date and the Closing Date, and Seller will respond to any action, order, notice or complaints, and implement procedures to ensure that the complaints or violations will not recur. Without limiting the generality of the foregoing, Seller will also, promptly upon obtaining knowledge of the same (and, in any event, within three business days), notify Buyer of (i) any complaint being made against any Station, the Real Property, or any of the Purchased Assets relating to its Tower, Transmitter Site, Transmitter Building or Seller’s ownership or operation of any Station, the Real Property or any of the Purchased Assets (including any complaint related to the signals broadcast or otherwise transmitted from such Tower, either by Seller or by any Person subleasing a portion of such Tower), (ii) any invoice unpaid by any Station or by Seller in connection with any Station that remains unpaid 60 days after the applicable due date of such invoice, (iii) any termination of sales orders or notices or threats of termination in either case by any advertiser whose orders total more than $1,000 per month or by Seller, or (iv) the ceasing of employment (or receipt by Seller’s human resources department or giving by Seller of notice of termination of employment) of any employee of a Station.

6.1.8 Contracts. Seller will not enter into any Contract relating to the Stations the term of which extends beyond the Closing Date, including any trade or barter agreements, programming agreements, advertising agreements or service agreements, in each case, without the prior written consent of Buyer, which consent shall not be unreasonably withheld.

6.1.9 Transition Assistance. Seller will use its commercially reasonable efforts to assist Buyer in transitioning the ownership of the Stations to Buyer so that Buyer will be in position to operate the Stations from and after the Closing Date, including transitioning to Buyer third party provided services such as utilities, phone service, etc. and in transitioning advertisers and in transitioning any employees of Seller hired by Buyer from benefit plans maintained by Seller or its Affiliates to benefit plans maintained by Buyer or its Affiliates. Additionally, other than with respect to KZMP(AM), Seller will use its commercially reasonable efforts to assist Buyer’s making of arrangements to transition the Stations’ formats from current network or local programming to programming determined by Buyer effective as of the Closing.

6.1.10 Assistance in Transfer of Records and Data. Seller will fully cooperate with Buyer and shall deliver, the data and records required to be delivered under Section 2.1.7 to Buyer (including the transfer of data from Seller’s computer systems to Buyer’s computer systems) on the Closing Date. In preparation for such delivery, Seller and Buyer shall in good faith cooperate to determine an appropriate arrangement pursuant to which (i) such data is prepared for delivery to Buyer not less than five (5) business days prior to the Closing Date (other than any such data prepared between such date and the Closing Date which shall nonetheless be delivered on the Closing Date) and (ii) Buyer has access to such data during such five (5) business day period, in each case, with the goal of assisting Buyer’s ability to receive and utilize such data immediately upon the Closing.

6.1.11 Tax Appeals. Seller will timely appeal any increases or proposed increases in state and local Taxes applicable to the Owned Real Property and any increases or proposed increases in the assessed value of the Owned Real Property.

6.2 Negative Covenants of Seller. From the Execution Date through consummation of the transaction contemplated hereby on the Closing Date, except as contemplated by this Agreement, Seller will not, without the prior written consent of Buyer:

6.2.1 Encumbrances. Create or assume any Encumbrance (other than Permitted Liens) on any of the Purchased Assets, whether now owned or hereafter acquired, unless discharged or terminated and fully released prior to the Closing Date;

6.2.2 Transfers. Sell, assign, lease or otherwise transfer or dispose of any of the Purchased Assets, whether now owned or hereafter acquired, except for sales, assignments, leases, transfers or dispositions of obsolete equipment in the ordinary course of business consistent with past practices;

6.2.3 Call Letters. Change any Station’s call letters, except to the extent required by applicable law in which case any new call letters shall be subject to Buyer’s prior written consent, not to be unreasonably withheld, or modify any Station’s facilities in any material respect;

6.2.4 Change in Format or Business. Change the format of any of the Stations (including changes to genre of music, demographic or language) or otherwise materially change any of the Stations’ business models or advertising sales strategies; provided, however, that nothing in this Section 6.2.4 is intended to constitute an impermissible abrogation of a licensee’s responsibilities under the Communications Act to maintain control of the operation of the Stations;

6.2.5 Modification of Contracts. Modify, amend or terminate any of the Assumed Contracts (or waive any substantial right thereunder), or any advertising contract that involves more than $4,000 per month, or modify, amend or agree to any modification, extension or termination of any Assumed Contract, any such advertising contract or any agreement governing the Leasehold Interests;

6.2.6 Rights. Cancel or compromise any claim or waive or release any right of Seller relating to the Purchased Assets, except in the ordinary course of business consistent with past practice;

6.2.7 FCC Licenses and Permits. Cause or permit, by any act or failure on its part, the FCC Licenses or Permits to expire or to be surrendered or modified (except as a result of the issuance of the KBOC Upgrade License); take any action which would cause the FCC or any other Governmental Authority to institute proceedings for the suspension, revocation or adverse modification of any of the FCC Licenses or Permits; fail to prosecute with due diligence any pending applications to any Governmental Authority in connection with the ownership and operation of the Stations or any of the Purchased Assets; or take any other action within Seller’s control which would result in the Stations or any of the Purchased Assets being in non-compliance with the requirements of the Communications Act or any other applicable law material to the ownership and operation of the Stations and the Purchased Assets; or

6.2.8 No Inconsistent Action. Take any other action inconsistent with its obligations under this Agreement or which could hinder or delay the consummation of the transactions contemplated by this Agreement.

6.3 Consents and Filings; Matters Related to Title Policies.

6.3.1 Subject to Section 7.1.1, each of the Parties shall use all commercially reasonable efforts to take, or cause to be taken, all appropriate action to do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to cause the satisfaction of the conditions precedent to the Parties obligations to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, including to (i) obtain from Governmental Authorities all consents, approvals, authorizations, qualifications and orders as are necessary for the consummation of the transactions contemplated by this Agreement, (ii) with respect to Seller, obtain the Required Consents (provided that, without Buyer’s prior written consent, which consent may be withheld at Buyer’s sole discretion, Buyer shall not be required to assume any liabilities other than the Assumed Liabilities or to consent to any amendment or modification of any Assumed Contract, in either case, in exchange for any third party’s agreement to provide a Required Consent) and (iii) promptly make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement required under the HSRA, the Communications Act or any other applicable law. Seller shall provide updates to Buyer or its counsel with respect to the status of Seller’s efforts to obtain the Required Consents on not less than a weekly basis and, if any Required Consent shall not have been obtained by the fifth business day prior to the Closing Date, Seller shall provide such updates on a daily basis through the Closing Date.

6.3.2 Buyer and Seller shall proceed as expeditiously as is practical and, in no event later than ten (10) business days after the execution hereof by Buyer and Seller, to file with the Federal Trade Commission (the “FTC”) and the US Department of Justice (the “DOJ”), and otherwise comply with, the notifications and other information required to be filed under the HSRA, with respect to the transactions contemplated by this Agreement. Buyer and Seller will request early termination of the waiting period under the HSRA. Each of Buyer and Seller warrants that all such filings by it will be, as of the date filed, true and accurate in all material respects and in material compliance with the requirements of the HSRA.

6.3.3 Each of the Parties shall promptly notify the other Party of any communication it or any of its Affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permit the other Party to review in advance any proposed communication by such party to any Governmental Authority with respect to such matters. Neither Party shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry with respect to this Agreement and the transactions contemplated hereby unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement, the Parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Party may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods including under the HSRA. Subject to the Confidentiality Agreement and to the extent permitted by applicable law, the Parties will provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated hereby.

6.3.4 Without limiting the generality of Section 6.3.1, Seller shall use its commercially reasonable efforts to provide Buyer or the Title Company with such instruments or documents as Buyer or the Title Company reasonably determine are required for the issuance of the Title Policies or in connection with the transfer and assignment of the Real Property and Leasehold Interests and shall use its commercially reasonable efforts to obtain the estoppels and consents contemplated by Section 8.1.6. If, despite the commercially reasonable efforts, the Title Company refuses to issue the Leasehold Title Policy in form and content reasonably satisfactory to Buyer, Seller further agrees that it shall use commercially reasonable efforts to obtain from owner of the fee interest in the land underlying the Transmitter Site for KZMP-FM an executed written confirmation for the benefit of Buyer that (i) the ground lease consists only of certain documents to be specifically listed in such confirmation, (ii) such ground lease is in full force and effect, (iii) there are no impediments to the extension of the ground lease pursuant to the exercise of the extension option set forth therein,

(iv) there exist no breaches or defaults under such ground lease, and (v) to the actual knowledge of such owner/ground lessor, there exist no Encumbrances against the fee interest underlying such Transmitter Site arising prior to the recordation of the ground lease other than those listed in a title commitment provided by the Title Company with respect to such fee interest. In furtherance of the foregoing, Seller agrees to deliver to Buyer (or cause to be delivered to Buyer) as promptly as practicable following the execution and delivery of this Agreement (x) a true, correct and complete copy of the ground lease referenced in the preceding sentence, including all amendments thereto, and (y) a title commitment with respect to such Transmitter Site, showing all Encumbrances upon the fee and leasehold interests thereunder, together with copies of all underlying documents referenced therein. Upon receipt of an updated title commitment with respect to the Leasehold Title Policy, the Parties shall use commercially reasonable efforts to cause the Title Company (or a title company acceptable to Buyer) to remove or insure over all Encumbrances thereon of the type that would typically be removed or insured over in similar transactions and all remaining Encumbrances that would not reasonably be expected to interfere with Buyer’s use and enjoyment of the Transmitter Site leased pursuant to the KZMP Tower Lease shall constitute Permitted Liens for purposes of this Agreement.

6.4 KBOC Upgrade. Between the Execution Date and the Closing Date, Seller will continue operation of Station KBOC pursuant to program test authority as provided in 47 C.F.R. §73.1620(c) or under the KBOC Upgrade License, following the grant thereof. Seller will use its commercially reasonable efforts to prosecute the License Application and, if the KBOC Upgrade License has not been issued on or prior to the Closing Date, Seller shall continue to cooperate with Buyer following the Closing with respect to the prosecution of the License Application and Buyer will use its commercially reasonable efforts to prosecute the License Application. Seller also will provide Buyer (or Buyer’s designee) with reasonable access to Station KBOC in accordance with the terms and conditions, and upon the advance written notice, provided for in Section 6.1.3, so as to enable Buyer to confirm, to Buyer’s reasonable satisfaction, that Station KBOC is operating in compliance with the Station KBOC Construction Permit.

6.5 COBRA Continuation Coverage. Seller and its ERISA Affiliates shall comply with Section 601 et seq. of ERISA and the corresponding provisions of the Code (“COBRA”) with respect to each employee whose employment was associated with (within the meaning of Treasury Regulation Section 54.4980B-9) any Station, and each such employee’s qualified beneficiaries (as defined under COBRA), in each case, who experiences a qualifying event (as defined under COBRA) on or before the Closing Date. Buyer shall have no COBRA continuation obligation with respect to any employee of Seller or any ERISA Affiliate, or the qualified beneficiaries of any such employee with respect to any qualifying event that occurs on or before the Closing Date.

6.6 Confidentiality. Each of the Parties shall hold, and shall cause its representatives to hold, in confidence all documents and information furnished to it by or on behalf of the other Party in connection with the transactions contemplated hereby pursuant to the terms of the Confidentiality Agreement, which shall continue in full force and effect with respect to such documents and information until the Closing Date (except that the term “representatives” also shall be deemed to include Buyer’s lenders or other financing sources), at which time such Confidentiality Agreement and the obligations of the Parties under this Section 6.6 shall terminate; provided, however, that after the Closing Date, the Confidentiality Agreement shall terminate only in respect of that portion of the Evaluation Material (as defined in the Confidentiality Agreement) included in the Purchased Assets or relating to the Stations or the transactions contemplated hereby and shall remain in full force and effect with respect to the remainder of the Evaluation Material for the remaining term of the Confidentiality Agreement. If for any reason this Agreement is terminated prior to the Closing Date, the Confidentiality Agreement shall nonetheless continue in full force and effect in accordance with, and subject to, its terms. Additionally, if Seller provides any information to Buyer following the Closing Date pursuant to Section 2.2.4, Buyer shall maintain the confidentiality of such information (to the extent such information would be Evaluation Material under the Confidentiality Agreement) in the same manner as the confidentiality of Evaluation Material is required to be maintained pursuant to the Confidentiality Agreement (notwithstanding any prior expiration of the Confidentiality Agreement), except that nothing herein shall prevent Buyer from using any such information in the preparation of financial statements or other materials filed with the SEC or any other Governmental Authority or from filing any such financial statements or other materials with the SEC or any other Governmental Authority.

6.7 Corporate Name. Buyer acknowledges that, from and after the Closing Date, Seller shall have the absolute and exclusive proprietary right to the Names and all marks, tradenames and trademarks related thereto, and that none of the rights thereto or goodwill represented thereby or pertaining thereto are being transferred hereby or in connection herewith. Buyer agrees that from and after the Closing Date it will not, nor will it permit any of its Affiliates to, use any name, phrase or logo incorporating the Names in or on any of its literature, sales materials or products or otherwise in connection with the sale of any products or services except that Seller shall not be prohibited from making references to Seller’s former ownership of the Stations.

6.8 Seller Access. Notwithstanding anything to the contrary set forth in this Agreement and the conveyance to Buyer of such records as described in Section 2.1.7, Buyer agrees to allow Seller reasonable access to such records of the Stations as described in Section 2.1.7 as Seller may reasonably require from and after the Closing Date.

6.9 LMA. Following the Execution Date, the Parties shall use commercially reasonable efforts to negotiate the terms of a local marketing agreement on customary terms and conditions reasonably satisfactory to each of the Parties pursuant to which Buyer would commence programming of the Stations, subject to the limitations set forth in the Communications Act and except that programming for KZMP(AM) would be provided by the broker pursuant to the KZMP Agreement, promptly following the expiration or termination of all applicable waiting periods under the HSRA, and so long as no actions shall have been instituted which are then pending by the FTC or DOJ challenging or seeking to enjoin the consummation of the transactions contemplated by this Agreement. It is acknowledged and agreed to by the Parties that (i) the failure to enter into such a local marketing agreement does not constitute a breach of the terms of this Agreement that would permit any of the Parties to terminate this Agreement and (ii) the execution of such a local marketing agreement is not a condition to the purchase and sale transactions contemplated by this Agreement.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1 Application for Commission Consent.

7.1.1 FCC Consent. Buyer and Seller agree to proceed as expeditiously as is practical and, in no event later than ten business days after the execution hereof by Buyer and Seller, to file or cause to be filed the Assignment Application requesting FCC consent to the transactions contemplated by this Agreement. The Parties agree that the Assignment Application will be prosecuted in good faith and with due diligence, including cooperating with all requests of the Commission and filing amendments and responses as appropriate. The Parties acknowledge that this Agreement will have to be filed with the FCC. The Parties further acknowledge that the Assignment Application may have to be amended from time to time prior to the date it is granted to reflect any changes resulting from Buyer’s financing and related arrangements or as a result of the conversion of LBI or LBI Sub into a limited liability company.

7.1.2 Control of the Stations. The purchase and sale transactions contemplated by this Agreement shall not be consummated until the Closing Date. Between the Execution Date and the Closing Date, Buyer, its employees or its agents, shall not directly or indirectly control, supervise or direct or attempt to control, supervise or direct the operation of the Stations, but such operation will be the sole responsibility and in the complete discretion of Seller. Until the Closing Date, Buyer’s interest in the Stations is limited to its rights under this Agreement and the Assignment Application.

7.2 Mutual Right to Terminate.

7.2.1 Subject to the provisions of Section 7.6.2, if the purchase and sale transactions contemplated by this Agreement have not occurred on or before the first anniversary of the Execution Date, either Buyer or Seller, if such Party is not materially in default hereunder in a manner which has delayed the occurrence of the purchase and sale transactions contemplated by this Agreement, may terminate this Agreement upon five days’ written notice to the other Party.

7.2.2 Either Seller or Buyer may terminate this Agreement upon five days’ written notice to the other Party in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable; provided that the Party issuing the notice to terminate this Agreement shall have complied in all material respects with Sections 6.3 and Section 7.1.1.

7.3 Buyer’s Right to Terminate. In addition to Buyer’s rights of termination under Section 7.6, Buyer, at its option, may terminate this Agreement prior to the Closing Date, so long as Buyer is not then in material default under or material breach of this Agreement, upon the happening of any of the following events:

7.3.1 The FCC Licenses or other Permits are modified, or their terms substantially modified, resulting in an adverse change in Buyer’s ability to operate any Station (and, in the case of Station KBOC, the Station KBOC Construction Permit, the License Application or the KBOC Upgrade License shall have been amended or modified in a manner that results in an adverse change in Buyer’s ability to operate Station KBOC as compared to the manner that Buyer would have been able to operate Station KBOC if the Station KBOC Construction Permit, the License Application or the KBOC Upgrade License had not been amended or modified);

7.3.2 The Assignment Application or the License Application is designated for a hearing before an administrative law judge;

7.3.3 The FCC institutes revocation-of-license proceedings against any Station; or

7.3.4 A licensed and qualified environmental assessment firm determines that Hazardous Substances exist at any of the Real Property in violation of applicable environmental laws and Buyer has the right to terminate this Agreement pursuant to Section 7.10 hereof.

7.3.5 Seller is in material breach of this Agreement ten business days after Buyer has given Seller written notice of such breach; and Seller has not commenced or continued to prosecute diligently a cure therefor, or such breach is or becomes incurable.

7.4 Seller’s Right to Terminate. Seller, at its option, may terminate this Agreement prior to the Closing Date, so long as Seller is not then in material default under or material breach of this Agreement, upon the happening of any of the following events:

7.4.1 The Assignment Application is designated for a hearing before an administrative law judge;

7.4.2 Buyer is in material breach of this Agreement ten business days after Seller has given Buyer written notice of such breach; and Buyer has not commenced or continued to prosecute diligently a cure therefor, or such breach is or becomes incurable; or

7.4.3 Buyer fails to deposit the Escrow Deposit in its entirety with the Escrow Agent prior to 5:00 PM PST on August 4, 2006.

7.5 Effect of Termination. Notwithstanding the termination of this Agreement pursuant to Section 7.2, Section 7.3 or Section 7.4, the following provisions shall remain in full force and effect: (i) Section 3.3, (ii) Section 3.4.1 (if Seller terminates this Agreement), (iii) Section 3.4.2, (iv) Sections 4.14 and 5.4, (v) Section 6.6, (vi) Section 7.7, (vii) all provisions of Article XI (except for Section 11.13) and (viii) this Section 7.5.

7.6 Risk of Loss.

7.6.1 The risk of loss and damage, whether by force majeure or for any other reason, to the Purchased Assets or the operation of the Stations between the Execution Date and the Closing Date will be on Seller. Seller shall use commercially reasonable efforts to repair, replace and restore the Purchased Assets as soon as possible after any loss or damage; provided that if the Purchased Assets are to be repaired or restored they must be repaired or restored only to both (i) their condition immediately prior to the loss or damage and (ii) to a condition where such Purchased Assets comply with applicable laws and codes. It is understood and agreed that all insurance proceeds with respect thereto (“Proceeds”) will be applied to or reserved for such replacement, restoration or repair, but that Seller will have no obligation to repair, replace or restore in excess of the Proceeds (plus any applicable deductible payment), and that Buyer’s sole remedies if Seller elects not to fully repair, replace or restore as required by the preceding sentence will be (i) to terminate this Agreement, in which case the Escrow Deposit will be delivered to LBI, or (ii) to close in accordance with Section 7.6.3 below.

7.6.2 In the event of any event, malfunction, or any damage to any Station or any Purchased Assets that prevents or disrupts broadcast transmissions of any Station in the normal and usual manner and substantially in accordance with the FCC Licenses (other than scheduled, ordinary-course maintenance), Seller will give prompt notice thereof to Buyer and use its best efforts to restore operations to the normal and usual manner and substantially in accordance with the FCC Licenses as soon as practicable, and Buyer, in addition to its other rights and remedies, (i) will have the right to postpone the Closing Date until transmission, in accordance with the FCC Licenses, has been resumed or (ii) with respect to any Station, if such transmissions have been prevented or disrupted for a period equal to or longer than the applicable period set forth on Schedule XII with respect to such Station, Buyer shall have the right, exercisable at any point prior to the Closing Date notwithstanding any prior election to postpone the Closing Date, to terminate this Agreement, in which case the Escrow Deposit will be delivered to LBI. The postponed Closing Date, if any, will be any date within the effective period of the FCC’s consent to assignment of the FCC Licenses to LBI Sub as Buyer may designate by not less than five business days’ prior written notice to Seller. During the period of postponement, Seller shall use its best efforts to resume broadcast transmissions. In the event transmission in accordance with the FCC Licenses cannot be resumed within the effective period of the FCC’s consent to assignment of the FCC Licenses to LBI Sub, at Buyer’s request, the Parties will join in requesting that the FCC extend the effective period of its consent for one or more periods not to exceed 120 days in the aggregate. If transmission in accordance with the FCC Licenses has not been resumed so that the Closing Date does not occur within such extended period, or any agreed extension thereof, Buyer will have the right, by giving written notice to Seller within five business days after the expiration of such 120-day period, or any agreed extension thereof, to terminate this Agreement forthwith without any further obligation, in which case the Escrow Deposit will be delivered to LBI.

7.6.3 If any loss of or damage to the Purchased Assets (including the Real Property, any Tower or any Transmitter Building) occurs prior to the Closing Date, and if full repair, replacement or restoration of all Purchased Assets has not been made on or before the Closing Date (as the Closing Date may be extended as provided in Section 7.6.2) or the cost thereof is greater than the Proceeds (plus any applicable deductible), then Buyer will be entitled, but not obligated, to accept the Purchased Assets in their then-current condition and will receive an abatement or reduction in the Purchase Price in an amount equal to the difference between (x) the amount necessary to replace the Purchased Assets if replacement is required or to repair or restore the Purchased Assets both (i) their condition immediately prior to the loss or damage and (ii) to a condition where such Purchased Assets comply with applicable laws and codes and (y) the amount of the unused Proceeds, in which case Buyer will be entitled to all the unused Proceeds and payment of the deductible amount. If Buyer elects to accept damaged Purchased Assets at a reduced Purchase Price, the Parties agree to cooperate in determining the amount of the reduction to the Purchase Price in accordance with the provisions hereof. Nothing in this Section 7.6.3 shall limit the right of Buyer to terminate this Agreement pursuant to any other provision.

7.7 Transfer Taxes; FCC Filing Fees; HSRA Filing Fees; Expenses.

7.7.1 Transfer Taxes; FCC Filing Fees; HSRA Filing Fees. All federal, state or local excise, sales or use Taxes, or similar Taxes and other costs imposed on or in connection with the sale, purchase or transfer of the Purchased Assets and assumption of the Assumed Contracts by Buyer pursuant hereto will be split evenly between Buyer and Seller. All FCC filing fees will be shared equally by Buyer and Seller. Buyer shall be responsible for the payment of the filing fees of the Parties in connection with the filing required under the HSRA.

7.7.2 Expenses. Except as otherwise provided herein, Buyer and Seller shall each pay its own expenses incident to the negotiation, preparation and performance of this Agreement and consummation of the transaction contemplated hereby, including the fees, expenses and disbursements of its accountants and counsel.

7.7.3 Title and Other Real-Property Costs. The costs of issuing the basic or standard Title Policies (without endorsements, other than the Texas Leasehold Owner Policy Endorsement, which is part of the basic leasehold title policy) shall be borne by Seller. The costs of any other endorsements shall be borne by Buyer. All costs, expenses, assessments and other fees relating to the Owned Real Property and the Leasehold Interests shall be prorated effective as of the Closing Date in a manner consistent with custom for the transfer and assignment of such real property interests and any other license interests.

7.8 Invoices. If advertisers whose advertisements air on the Stations on or after the Closing Date make payments prior to, on or after the consummation of the transactions contemplated by this Agreement to Seller rather than to Buyer with respect to such post-Closing Date advertisements, Seller shall hold such amounts in trust for Buyer, shall promptly notify Buyer of the receipt of such funds and shall forward such amounts to Buyer within five business days. If advertisers whose advertisements air on the Stations prior to the Closing Date make payments prior to, on or after the consummation of the transactions contemplated by this Agreement to Buyer rather than to Seller with respect to such pre-Closing Date advertisements, Buyer shall hold such amounts in trust for Seller, shall promptly notify Seller of the receipt of such funds and shall forward such amounts to Seller within five business days. For purposes of this Section 7.8, payments from continuing advertisers shall be allocated between pre-Closing and post-Closing advertisements based upon invoice numbers designated by the applicable advertiser with respect to such payment. If the advertiser does not reference an invoice number, the Party receiving such payment shall contact the advertiser and obtain written instruction (including via e-mail) from the advertiser directing whether the payment should be applied against an obligation to Seller or an obligation to Buyer and the invoice number to which such payment should be applied. The Parties shall treat any payments received for other services provided by the Stations or with respect to the Purchased Assets prior to the Closing and following the Closing in the same manner as payments for advertisements are treated under this Section 7.8.

7.9 Non-Compete; Non-Solicitation; Confidentiality.

7.9.1 Seller hereby agrees that Seller and its Affiliates (so long as such Affiliate remains an Affiliate of Seller during the relevant period of time) shall not, directly or indirectly, for a period of five (5) years from and after the Closing Date in any manner engage in, own, participate in, control, operate, perform services for, or otherwise carry on, the radio station business within the Dallas-Ft. Worth Arbitron Radio Market. In addition, Seller hereby agrees that Seller and its Affiliate (so long as such Affiliate remains an Affiliate of Seller during the relevant period of time) shall not, directly or indirectly, (i) for a period of two (2) years from and after the Closing Date, solicit, induce or attempt to persuade any employee of Buyer (including former employees of Seller who are hired by Buyer) based in the Dallas-Ft. Worth Arbitron Radio Market, or any agent, customer, supplier or other Person having a business relationship with Buyer with respect to the Stations to terminate or modify his, her or its relationship with Buyer with respect to the Stations, (ii) for a period of nine (9) months from the Closing Date, (a) solicit, induce or attempt to persuade any Person who prior to the Closing was employed by Seller or any of its Affiliates and whose job responsibilities principally related to the operation of the Stations and who is offered employment by Buyer on or prior to the Closing Date (x) to continue to work for Sellers or (y) otherwise not to accept Buyer’s offer of employment or (b) hire any Person described in clause (a), (iii) for a period of one (1) year from the Closing Date, hire any employee of Buyer (including any former employee of

Seller who is hired by Buyer) who is employed by Buyer in the Dallas-Ft. Worth Arbitron Radio Market at any time during such period, or (iv) for a period of two (2) years from and after the Closing Date, fail to maintain confidential and not use for any purpose any information relating to the business of the Stations (other than information in the public domain not as the result of a breach of this Agreement), except (with respect to clause (iv)): (a) for disclosure to authorized representatives of Buyer; (b) as necessary to the performance or enforcement of any Transaction Document or Buyer Transaction Document; (c) as authorized in writing by Buyer; or (d) to the extent that disclosure is required by Law or the order of any Governmental Authority under color of Law; provided, that, prior to disclosing any information pursuant to this clause (d), the disclosing Person shall have given prior written notice thereof to Buyer and, to the extent practicable, provided Buyer with the opportunity to contest such disclosure at Buyer’s expense.

7.9.2 Seller recognizes that the covenants in this Section 7.9, and the territorial, time and other limitations with respect thereto, are reasonable and properly required for the adequate protection of Buyer. Seller agrees that such limitations are reasonable with respect to its activities, business and public purpose. Seller agrees and acknowledges that the violation of this Section 7.9 would cause irreparable injury to Buyer, as the owner of the Stations, and that the remedy at law for any violation or threatened violation thereof would be inadequate and that, in addition to whatever other remedies may be available at law or in equity, Buyer and its Affiliates shall be entitled to seek temporary and permanent injunctive or other equitable relief without the necessity of proving actual damages or posting bond. Seller also waives any requirement of proving actual damages in connection with obtaining any such injunctive or other equitable relief. Further, it is the intention of the Parties that the provisions of this Section 7.9 shall be enforced to the fullest extent permissible under the laws and the public policies of the State of California, State of Texas or any other applicable jurisdiction, including that this Section 7.9 shall be deemed to be governed by the law of the State of Texas (without giving effect to principles of conflicts of law) to the extent that this Section 7.9 is found by a court of competent jurisdiction or arbitrator to be unenforceable under the law of the State of California. If, at the time of enforcement of this Section 7.9, a court holds that the restrictions stated herein are unreasonable under the circumstances then existing, the Parties agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area set forth in this Section 7.9.

7.10 Environmental Assessment. Not later than thirty (30) days after the Execution Date, the Buyer may obtain a Phase I (the “Phase I”) environmental assessment of the Real Property by an environmental engineer selected by the Buyer. If, in Buyer’s reasonable judgment based on the findings and recommendations of the Phase I, Buyer determines that a Phase II (the “Phase II”) environmental assessment of the Real Property is appropriate, Buyer shall be entitled to obtain a Phase II on the Real Property or any portion thereof (the Phase I and the Phase II, if obtained, shall be referred to herein as the “Environmental Assessment”). The

Buyer shall commission and pay the cost of such Environmental Assessment. If based upon the Environmental Assessment, Buyer reasonably concludes that Hazardous Substances exist at any portion of the Real Property in violation of applicable environmental laws, then (i) Buyer shall deliver to Seller a copy of the Environmental Assessment indicating such contamination and (ii) notwithstanding any other provisions of this Agreement to the contrary, but subject to the following sentence, Seller shall at its sole cost and expense (up to a maximum of $1,000,000) remove, correct or remedy any condition or conditions which result therefrom prior to the Closing Date, in which event (a) Seller shall provide to Buyer at Closing a certificate from an environmental abatement firm reasonably acceptable to Buyer that such removal, correction or remedy has been completed, or (b) Buyer may require, at Buyer’s cost, the environmental assessment firm that performed the original Environmental Assessment to provide a new environmental report showing that any previously identified conditions have been corrected. If the cost of removal, correction or remedy of the Hazardous Substances exceeds $1,000,000, Buyer may elect to (i) proceed with the Closing (but shall not be obligated to consummate the transactions contemplated hereby under any circumstances where there exists any uncured violations of warranties, representations or covenants with respect to environmental matters or any other failure in the satisfaction of the conditions precedent to Buyer’s obligations to consummate the transactions contemplated hereunder), or (ii) terminate this Agreement at the sole option of Buyer. Notwithstanding anything in this Agreement to the contrary, including Article X, if Buyer elects to proceed with the Closing pursuant to clause (i) of the preceding sentence, Seller’s obligation to indemnify Buyer for breach of Section 4.12 or otherwise under Article X with respect to the removal, correction or remedy of the Hazardous Substances identified as a result of the Environmental Assessment shall be limited to $1,000,000 (the “Remediation Indemnification”) and, for the avoidance of doubt, Buyer’s consummation of the Closing shall not constitute a waiver of the right to the Remediation Indemnification. Any Environmental Assessment delivered to Seller shall be subject to the confidentiality provisions of Section 6.6.

7.11 Potential Additional Post-Closing Transactions.

7.11.1 The consummation of the transactions contemplated by this Agreement will occur prior to the Final Grant Day. If the Initial Grant is reversed, set aside or otherwise adversely modified or amended pursuant to a final order of the FCC or the final, unappealable order of a court of competent jurisdiction, then the Parties shall comply with such order in a manner that otherwise complies with applicable law and returns the Parties to the status quo ante in all material respects, including the return of the Purchase Price to Buyer and the return of the Stations to Seller. In connection therewith, the Parties shall seek any required additional consent of the FCC in a manner consistent with Section 6.3 and Section 7.1.

7.11.2 Additionally, (i) if the KBOC Upgrade License has not been issued prior to the Closing Date, and (ii) if (A) it is determined that one or more defects in the construction of Station KBOC cannot be remedied through the use of commercially reasonable efforts as a result of which the KBOC Upgrade License will not be issued by the FCC without any adverse modification or amendment to the Station KBOC Construction Permit or License Application being required, (B)

if the KBOC Upgrade License is not issued within 205 days of the date on which the License Application was filed with the FCC for any reason (other than actions or omissions of Buyer in breach of Section 5.5.2 or Section 6.4 of this Agreement), provided that the 205 day period shall terminate and Buyer shall be able to immediately exercise its rights under this Section 7.11.2 if Station KBOC is required to reduce power or go off air as a result of the problem leading to the delay in receiving the KBOC Upgrade License, (C) if the KBOC Upgrade License is issued with any modification or condition that results in any adverse change in Buyer’s ability to operate Station KBOC in a manner that Buyer would have been able to operate Station KBOC if the KBOC Upgrade License would have been issued without such modification or condition or (D) if following issuance of the KBOC Upgrade License, the issuance of the KBOC Upgrade License is reversed, set aside or otherwise adversely modified or amended pursuant to a final order of the FCC or the final, unappealable order of a court of competent jurisdiction, then, in each case, upon written notice from Buyer requesting the same, the Parties shall expeditiously seek FCC consent to the assignment of the FCC Licenses related principally to Station KBOC to Seller or its designee in a manner consistent with Section 6.3 and Section 7.1, and, upon the receipt of an FCC consent with respect thereto, shall consummate such assignment in a manner that returns the Parties to the status quo ante in all material respects with respect to Station KBOC, including the payment by Seller to Buyer of the amount set forth on Appendix 1; provided, that no such transaction shall interfere with Buyer’s continued ownership, use and enjoyment of the Purchased Assets not principally related to Station KBOC. In the absence of an agreement among the Parties, who shall deliberate with each other in good faith with respect thereto, a determination as to whether defects in the construction of Station KBOC can be remedied through the use of commercially reasonable efforts or whether a modification, amendment or condition is adverse to Buyer’s ability to operate Station KBOC in the absence thereof, in each case, shall be made pursuant to an arbitration conducted pursuant to Section 11.8 of this Agreement.

ARTICLE VIII

CLOSING CONDITIONS

8.1 Conditions Precedent to Buyer’s Obligations. The obligation of Buyer to consummate the transaction contemplated hereby is subject to the fulfillment prior to or as of the consummation of the transaction contemplated hereby on the Closing Date of each of the following conditions, each of which may be waived (but only by an express written waiver) in the sole discretion of Buyer:

8.1.1 Commission Approval. The definition of Closing Date shall have been satisfied.

8.1.2 Representations and Warranties. All representations and warranties of Seller contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date as if made on the Closing Date except to the extent that such representation or warranty expressly relates to any specified earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such specified date.

8.1.3 Performance. Seller shall have performed and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed or complied with by it prior to and on the Closing Date.

8.1.4 No Material Adverse Effect. No event, change, circumstance, effect or state of facts (or series of related events, changes, circumstances, effects or states of facts) shall have occurred since the Execution Date that has had or would reasonably be expected to have a Material Adverse Effect.

8.1.5 FCC Licenses. Seller shall be the holder of the FCC Licenses, and there shall not have been any modification of any of the FCC Licenses or any modification of FCC rules, regulations or policies affecting the class of holders of FCC licenses to which Seller belongs as the holder of the FCC Licenses, that has or is reasonably likely to have a material, adverse effect on any Station or, after the Closing Date, the conduct of its operations by Buyer. No proceeding shall be pending, the effect of which would be to revoke, cancel, fail to renew, suspend, impair or modify adversely any of the FCC Licenses specifically or such class of holders generally.

8.1.6 Consents. All Required Consents shall have been obtained and delivered to Buyer. In addition, Seller shall have requested the lessors under the agreements governing the Leasehold Interests to execute and deliver to Buyer estoppels and consents in the forms attached as Exhibit D, and the lessors under the agreements governing the Leasehold Interests shall have executed and delivered to Buyer estoppels and consents containing at least those provisions noted as required in the form attached hereto as Exhibit D with respect to each such lease (including confirmation that the applicable lease is in full force and effect and no defaults exist thereunder and confirmation of the terms thereof) and the lessee under the ABC Tower Lease shall have executed and delivered to Buyer an estoppel with respect to the ABC Tower Lease (including confirmation that the applicable lease is in full force and effect and no defaults exist thereunder and confirmation of the terms thereof) substantially in the form also attached hereto as Exhibit D.

8.1.7 Litigation and Insolvency. Except for matters affecting the radio-broadcasting industry generally, no litigation, action, suit, judgment, proceeding, complaint or investigation shall be pending or outstanding before any forum, court, or governmental body, department or agency of any kind, relating to the Purchased Assets or the ownership or operation of the Stations or which has the stated purpose or the probable effect of enjoining or preventing the consummation of this Agreement, or the transaction contemplated hereby or to recover damages by reason thereof, or which questions the validity of any action taken or to be taken pursuant to or in connection with this Agreement. No insolvency proceedings of any character including receivership, reorganization, composition or arrangement with creditors, voluntary or involuntary, affecting Seller or any of its assets or properties, shall be pending, and Seller shall not have taken any action in contemplation of, or which would constitute the basis for, the institution of any such insolvency proceedings.

8.1.8 Deliveries. All deliveries required under Section 9.1 shall have been completed to the reasonable satisfaction of Buyer (including issuance of the legal opinions).

8.1.9 HSRA Waiting Period. The applicable waiting period(s) under HSRA with respect to the transactions contemplated by this Agreement shall have expired or shall have been terminated.

8.1.10 Real Property. The Title Company shall be irrevocably and unconditionally committed to issue the Title Policies, in form and content satisfactory to Buyer, provided however that if the Title Company (or another title company reasonably acceptable to Buyer) refuses to issue the Leasehold Title Policy, the issuance thereof shall not be a condition to Closing so long as Seller has provided the executed, written confirmation by the owner in accordance with the provisions of Section 6.3.4.

8.1.11 KBOC Upgrade License. The License Application shall have been granted by the FCC and the KBOC Upgrade License shall have been issued as a result thereof or the License Application shall remain pending (in each case, without any condition (other than standard conditions customarily included in FCC licenses similar to the KBOC Upgrade License), modification or amendment resulting in an adverse change in Buyer’s ability to operate Station KBOC in a manner that Buyer would have been able to operate Station KBOC in the absence of such non-standard condition, modification or amendment).

8.1.12 Environmental Remediation. The Environmental Assessment obtained by Buyer pursuant to Section 7.10 hereof shall not have disclosed any violation of any environmental law which is not removed or cured by Seller prior to Closing in accordance with the terms of Section 7.10. Additionally, if Buyer has elected to receive an updated environmental assessment (by the same firm that performed the Environmental Assessment) to confirm that any remediation performed by Seller at the Real Property was successful, Buyer shall have received such updated assessment.

8.2 Conditions Precedent to Seller’s Obligations. The obligation of Seller to consummate the transaction contemplated hereby is subject to the fulfillment prior to or as of the consummation of the transaction contemplated hereby on the Closing Date of each of the following conditions, each of which may be waived (but only by an express written waiver) in the sole discretion of Seller:

8.2.1 Commission Approval. The condition set forth in Section 8.1.1 shall have been satisfied.

8.2.2 Representations and Warranties. All representations and warranties of Buyer contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date as if made on the Closing Date, except to the extent that such representation or warranty expressly relates to any specified earlier date, in which case such representation or warranty shall be true and correct in all material respects as of such specified date.

8.2.3 Performance. Buyer shall have performed and complied in all material respects with the covenants, agreements and conditions required by this Agreement to be performed or complied with by it prior to and at the Closing Date.

8.2.4 Litigation and Insolvency. Except for matters affecting the radio-broadcasting industry generally, no litigation, action, suit, judgment, proceeding, complaint or investigation shall be pending or outstanding before any forum, court or governmental body, department or agency of any kind which has the stated purpose or the probable effect of enjoining or preventing the consummation of this Agreement or the transaction contemplated hereby or to recover damages by reason thereof, or which questions the validity of any action taken or to be taken pursuant to or in connection with this Agreement. No insolvency proceedings of any character including reorganization, receivership, composition or arrangement with creditors, voluntary or involuntary, affecting Buyer or any of its assets or properties shall be pending, and Buyer shall not have taken any action in contemplation of, or which would constitute the basis for, the institution of any such insolvency proceedings.

8.2.5 Deliveries. All deliveries required under Section 9.2 shall have been completed to the reasonable satisfaction of Seller (including issuance of the legal opinions).

8.2.6 HSRA Waiting Period. The applicable waiting period(s) under HSRA with respect to the transactions contemplated by this Agreement shall have expired or shall have been terminated.

ARTICLE IX

ITEMS TO BE DELIVERED AT THE CLOSING

9.1 Seller’s Performance at Closing. On the Closing Date at the Closing Place, Seller shall have executed and delivered to Buyer all bills of sale, endorsements, assignments and other instruments of conveyance and transfer reasonably satisfactory in form and substance to Buyer and its counsel, effecting the sale, transfer, assignment and conveyance of the Purchased Assets to Buyer including the following:

9.1.1 One or more bills of sale conveying to LBI all of the Tangible Personal Property and Intellectual Property to be acquired by Buyer hereunder;

9.1.2 An assignment assigning to LBI Sub the FCC Licenses;

9.1.3 An assignment assigning to LBI each of the Assumed Contracts together with the Required Consents with respect thereto and the original copies of the Assumed Contracts;

9.1.4 The data, documents, copies, files, records and logs referred to in Section 2.1.7 (Seller shall have transferred data from Seller’s computer systems to Buyer’s computer systems to the extent provided in Section 2.1.7);

9.1.5 The good faith, estimate of the prorations and adjustments to be made pursuant to Section 3.6;

9.1.6 Releases of the Encumbrances required to be released on the Closing Date executed by Seller and the applicable secured party (and partial releases or terminations, as applicable, of the related UCC financing statements authorized by the applicable secured party), which, in the case of releases of Encumbrances or partial releases of UCC financing statements relating to collateral documents and UCC financing statements, in each case, covering collateral which includes Purchased Assets as well as other items of collateral, shall include a reasonably detailed description of the Purchased Assets covered by such release (it being understood that the release of the Encumbrance related to item 13 on Schedule I is not a condition to Closing);

9.1.7 Opinions of Seller’s counsel and Seller’s FCC counsel, each dated as of the Closing Date substantially in the form of Exhibits A and B;

9.1.8 Copies of resolutions of the board of directors of Seller, in each case, certified by its Secretary, authorizing the execution, delivery and performance of this Agreement, the Escrow Agreement, and the transaction contemplated hereby and thereby;

9.1.9 A certificate, dated as of the Closing Date, executed by the Executive Vice President of Seller, to the effect that, (i) the representations and warranties of Seller contained in this Agreement are true and complete in all material respects on and as of the Closing Date as though made on and as of the Closing Date, except as specifically contemplated by this Agreement; (ii) Seller has complied with or performed all terms, covenants, agreements and conditions required by this Agreement to be complied with or performed by it prior to and at the Closing Date, (iii) no event, change, circumstance, effect or state of facts (or series of related events, changes, circumstances, effects or states of facts) has occurred since the Execution Date that has had or would reasonably be expected to have a Material Adverse Effect, (iv) except as set forth on a Schedule attached thereto, all Required Consents have been obtained by Seller and delivered to Buyer, and (v) Seller has performed the requirements of this Section 9.1;

9.1.10 Written instructions to terminate the Escrow Agreement and deliver the Escrow Deposit to Seller executed by ECC;

9.1.11 Such other instruments or documents as Buyer or the Title Company reasonably determine are required for the issuance of the Title Policies required to be issued at Closing and in connection with the transfer and assignment of the Real Property and Leasehold Interests, including special warranty deeds, certifications of non-foreign status and such other documents and instruments customary and appropriate with the transfer and assignment of the Real Property in each of the counties in which such Real Property is located and the estoppels and consents referenced in Section 8.1.6;

9.1.12 If the counterparty to the KZMP Agreement shall not have posted the $50,000 deposit required pursuant thereto, an acknowledgement from such counterparty that no deposit was posted and that, accordingly, no deposit will be available for application against the final month or due to be returned to such counterparty upon expiration of the KZMP Agreement; and

9.1.13 Such other instruments of transfer, documents or certificates requested by Buyer as may be necessary or appropriate to transfer to and vest in Buyer all of Seller’s right, title and interest in and to the Purchased Assets or as reasonably may be requested by Buyer to evidence consummation of this Agreement and the transaction contemplated hereby.

9.2 Buyer’s Performance at Closing. On the Closing Date at the Closing Place, Buyer will execute and deliver or cause to be delivered to Seller:

9.2.1 The monies payable as set forth in Section 3.1.1 by wire transfer of immediately available federal funds;

9.2.2 An opinion of Buyer’s counsel dated as of the Closing Date substantially in the form of Exhibit C;

9.2.3 Copies of resolutions of the Boards of Directors of LBI and LBI Sub, in each case certified by its Secretary, authorizing the execution, delivery and performance of this Agreement, the Escrow Agreement, and the transaction contemplated hereby and thereby;

9.2.4 A certificate, dated as of the Closing Date, executed by the Executive Vice President or Chief Financial Officer of Buyer, to the effect that (i) the representations and warranties of Buyer contained in this Agreement are true and complete in all material respects on and as of the Closing Date as though made on and as of the Closing Date, except as specifically contemplated by this Agreement; (ii) Buyer has complied in all material respects with or performed in all material respects all terms, covenants, agreements and conditions required by this Agreement to be complied with or performed by it prior to and at the Closing Date and (iii) Buyer has performed the requirements of this Section 9.2;

9.2.5 A writing evidencing the assumption by Buyer of the Assumed Liabilities consistent with the provisions of this Agreement;

9.2.6 Written instructions to terminate the Escrow Agreement and deliver the Escrow Deposit to Seller executed by LBI; and

9.2.7 Such other instruments, documents and certificates as reasonably may be requested by Seller to consummate this Agreement and the transaction contemplated hereby.

ARTICLE X

INDEMNIFICATION

10.1 Indemnification by Seller. Seller hereby agrees to indemnify, defend and hold harmless Buyer and its Affiliates and each of their respective officers, directors, employees, agents, representatives, stockholders, Affiliates, and each of their successors and assigns (collectively, the “Buyer Indemnified Parties”), following the Closing Date, from and against:

10.1.1 Any and all Damages, occasioned by, arising out of or resulting from the ownership, operation or use of the Stations or the Purchased Assets prior to the Closing Date, including (i) any and all Excluded Liabilities, (ii) any amounts payable, or otherwise required to be expended, upon termination of the Primary Studio Lease, the KZMP (FM) Tower Lease or the Auxiliary Studio Lease in order to (x) remedy any failure by Seller (or its predecessors) prior to the Closing Date to perform its obligations under any of the referenced leases, including Seller’s obligation to maintain the premises leased thereunder to the standard required by the applicable lease, or (y) with respect to the Primary Studio Lease, upon the termination thereof, to comply with any obligation under the Prime Studio Lease to restore all or any part of the premises leased thereunder to any prior condition (except as results from actions taken other than by Seller or its Affiliates following the Closing Date), including, in the case of each of clauses (x) and (y), amounts applied against security deposits posted under any such lease, and (iii) all amounts required to satisfy any Encumbrances against the Purchased Assets that are of the type referred to in clauses (i) or (ii) of the definition of Permitted Liens;

10.1.2 Any and all Damages occasioned by, arising out of or resulting from any inaccuracy in any representation or warranty made by Seller hereunder, breach of covenant by Seller, or default or nonfulfillment of any agreement on the part of Seller under this Agreement, or from any inaccuracy in any representation or warranty made by Seller under, or breach of any agreement or covenant made by Seller under, any certificate, agreement, appendix, Schedule, or other instrument furnished to Buyer pursuant to this Agreement;

10.1.3 Any and all Damages for any income Taxes of Seller (a) resulting from the transactions contemplated under this Agreement, (b) resulting from the operation of the Stations prior to 12:01 a.m. on the Closing Date, or (c) related to the operations of Seller and its Affiliates other than the operation of the Stations for any Tax period;

10.1.4 Any Taxes of Seller (other than those described in Section 10.1.3) for Tax periods (or portions thereof) ending prior to the Closing Date. For Tax periods that include the Closing Date, such Taxes shall be allocated between the period prior to the Closing Date and the period on and after the Closing Date as described in Section 3.6.1;

10.1.5 Any and all Damages occasioned by, arising out of or resulting from any Excluded Asset or Excluded Liability;

10.1.6 If the KBOC Upgrade License has not been issued prior to the Closing Date, any and all Damages occasioned by, arising out of or resulting from any modifications to Station KBOC, the Station KBOC Construction Permit or the License Application that are required in order to (x) comply with the terms of the Station KBOC Construction Permit and/or (y) remedy any objection by the FCC which is resulting in a delay or refusal by the FCC to grant the License Application, in each case, in an effort to cause the FCC to issue the KBOC Upgrade License; and

10.1.7 If the Leasehold Title Policy is not issued by the Title Company (or another title company reasonably satisfactory to Buyer) at Closing, any and all Damages occasioned by, arising out of or resulting from any termination of the KZMP Tower Lease prior to the scheduled expiration of the stated term thereof (including, if validly exercised by Buyer, the term of the renewal option provided for thereunder as of the Closing Date) resulting from either a determination that Buyer does not hold a valid leasehold interest under the KZMP Tower Lease in accordance with its terms, or the termination of the underlying ground lease due to the assertion and exercise of rights by any Person holding a lien on or interest in the underlying real property constituting the Transmitter Site for KZMP-FM that is superior to the KZMP Tower Lease (other than by Buyer or any Affiliate of Buyer).

10.2 Indemnification by Buyer. Buyer agrees to indemnify, defend and hold harmless Seller and its Affiliates and their respective officers, directors, employees, agents, representatives, stockholders, Affiliates, and each of their successors and assigns (collectively, the “Seller Indemnified Parties”), following the Closing Date from and against:

10.2.1 Any and all Damages, occasioned by, arising out of or resulting from the ownership, operation or use of the Stations or the Purchased Assets on or following the Closing Date, except to the extent that such amounts are indemnifiable by Seller pursuant to Section 10.1, including any and all claims, liabilities and obligations arising or required to be performed on or subsequent to the Closing Date under any of the Assumed Liabilities with respect to Buyer’s ownership and operation of the Stations from and after the Closing Date, except to the extent that such amounts are indemnifiable by Seller pursuant to Section 10.1;

10.2.2 Any and all Damages occasioned by, arising out of or resulting from any inaccuracy in any representation or warranty made by Buyer hereunder, breach of covenant, or default or nonfulfillment, of any agreement on the part of Buyer under this Agreement, or from any inaccuracy in any representation or warranty made by Buyer under, or breach of any agreement or covenant made by Buyer under, any certificate, agreement, appendix, Schedule, or other instrument furnished to Seller pursuant to this Agreement;

10.2.3 Any and all Damages for any income Taxes of Buyer (a) resulting from the operation of the Stations from and after 12:01 a.m. on the Closing Date, or (b) related to the operations of Buyer and its Affiliates other than the operation of the Stations for any Tax period; and

10.2.4 Any Taxes of Buyer (other than those described in Section 10.2.3) for Tax periods (or portions thereof) beginning on or after the Closing Date. For Tax periods that include the Closing Date, such Taxes shall be allocated between the period prior to the Closing Date and the period on and after the Closing Date as described in Section 3.6.1.

10.3 Third-Party Claims. In the event of third-party claims, each Party (“Indemnified Party”) shall give written notice to the other Party (“Indemnifying Party”) as soon as practicable and in no event later than ten business days after the Indemnified Party has knowledge, or the discovery, of any facts that, in its opinion, entitle or may entitle it to indemnification under this Section 10.3. Seller, on the one hand, and Buyer, on the other, shall be considered a single Party for purposes of this Section 10.3. However, failure to give such notice will not preclude the Indemnified Party from seeking indemnification hereunder, unless, and to the extent that, such failure adversely affects to a material degree the Indemnifying Party’s ability to defend against such a claim. The Indemnifying Party will promptly defend such a claim by counsel approved by the Indemnified Party, which approval shall not be unreasonably withheld, conditioned or delayed. The Indemnified Party may appear at any proceeding by counsel of its own choosing at the Indemnified Party’s expense and will otherwise reasonably cooperate in the defense of such claim, provided that the Indemnifying Party shall promptly reimburse the Indemnified Party all reasonable costs, expenses and attorneys’ fees incurred in the course of cooperating in the defense of such claim. The Indemnifying Party shall be responsible for all costs and expenses of any settlement. If the Indemnifying Party, within ten business days after notice of a claim, fails to defend the Indemnified Party, the Indemnified Party will be entitled to undertake the defense, compromise or settlement of such claim at the expense of and for the account and risk of the Indemnifying Party, and the Indemnifying Party will reasonably cooperate with the Indemnified Party. Anything in this Section to the contrary notwithstanding:

10.3.1 If Buyer is the Indemnified Party and in the reasonable judgment of Buyer there is a reasonable probability that a claim may materially and adversely affect the Indemnified Party or its continued operation of any Station, the Indemnified Party will have the right, at its own cost and expense, to undertake the prosecution, compromise and settlement of such claim, and the Indemnifying Party will cooperate with the Indemnified Party;

10.3.2 If the facts giving rise to indemnification hereunder involve a possible claim by the Indemnified Party against a third party, the Indemnified Party will have the right, at its own cost and expense, to undertake the prosecution, compromise and settlement of such claim; and

10.3.3 The Indemnifying Party will not, without the consent of the Indemnified Party, enter into or settle or compromise any claim or consent to any entry of judgment which (i) in the reasonable judgment of the Indemnified Party may adversely affect the Indemnified Party or, solely with respect to Buyer, Buyer’s continued operation of any Station, and (ii) does not include as an unconditional provision thereof the giving by the claimant or the plaintiff to the Indemnified Party of a full and complete release from all liability in respect to such claim.

10.4 Survival of Representations and Warranties. The representations and warranties contained in this Agreement or in any Schedule or Exhibit, or in any certificate or other instrument delivered pursuant to this Agreement, will survive the consummation of the purchase-and-sale transactions contemplated by this Agreement on the Closing Date for a period of 18 months after the Closing Date. The covenants and agreements of Seller and Buyer contained in this Agreement shall survive the Closing for a period of 18 months after the Closing Date, except for those covenants and agreements that by their terms contemplate performance in whole or in part after the Closing Date, which shall remain in full force and effect for a period of 18 months following the date by which such covenant or agreement is required to be performed (or, if there is no specified date by which such covenant or agreement is required to be performed, such covenant shall remain in full force and effect indefinitely). If a claim or notice is given under this Article X or otherwise with respect to any such representation, warranty or covenant prior to such expiration date, such claim shall continue (and such representation, warranty and covenant shall survive) indefinitely until such claim is finally resolved. Notwithstanding anything in the foregoing to the contrary, the 18 month limitation shall not be applicable to (i) claims arising under Sections 4.1, 4.2, 4.3.1, 4.4.1, 4.14, 5.1, 5.3, 5.4 and 5.5 (the “Fundamental Representations”), which shall survive indefinitely or (ii) claims arising under Sections 4.12 and 4.17 which shall survive until six (6) months after the expiration of the applicable statute of limitation for such a claim.

10.5 Limitations.

10.5.1 Seller will not have any indemnity obligation arising out of Section 10.1.2 (i) unless and until the aggregate amount of Damages incurred, sustained or accrued by the Buyer Indemnified Parties as a result of such breaches exceeds $750,000 (the “Basket Amount”), it being understood that after such amount exceeds the Basket Amount, Seller will be liable only for all such amounts under Section 10.1.2 in excess of the Basket Amount and (ii) in excess of $20,000,000 (the “Cap”) in the aggregate, provided that neither the Basket Amount nor the Cap shall be applicable (A) in the case of fraud, (B) with respect to any of the Fundamental Representations, or the representations and warranties in Section 4.12 and 4.17, (C) with respect to any matter arising under Section 10.1.2 that relates to a covenant or agreement to be performed following the Closing Date or (D) for the avoidance of doubt, with respect to any matter arising under any subsection of Section 10.1 other than Section 10.1.2 (even if a claim for such matter also could have been asserted pursuant to Section 10.1.2).

10.5.2 Buyer will not have any indemnity obligation arising out of Section 10.2.2 (i) unless and until the aggregate amount of Damages incurred, sustained or accrued by the Seller Indemnified Parties as a result of such breaches exceeds the Basket Amount, it being understood that after such amount exceeds the Basket Amount, Buyer will be liable only for all such amounts under Section 10.2.2 in excess of the Basket Amount and (ii) in excess of the Cap in the aggregate; provided that neither the Basket Amount nor the Cap shall be applicable (A) in the case of fraud, (B) with respect to any of the Fundamental Representations, (C) with respect to any matter arising under Section 10.2.2 that relates to a covenant or agreement to be performed following the Closing Date or (D) for the avoidance of doubt, with respect to any matter arising under any subsection of Section 10.2 other than Section 10.2.2 (even if a claim for such matter also could have been asserted pursuant to Section 10.2.2).

10.5.3 If Buyer elects to proceed with the Closing pursuant to clause (i) of the fifth sentence of Section 7.10, with respect to Remediation Indemnification, Buyer’s right to indemnification under this Article X shall be limited to the extent set forth in Section 7.10.

10.5.4 The indemnity provided under Section 10.1.7 shall survive until the scheduled expiration of the stated term of the KZMP Tower Lease (including, if validly exercised by Buyer, the term of the renewal option provided for thereunder as of the Closing Date). Additionally, the indemnification obligations of Seller under Section 10.1.7 together with all other indemnity obligations of Seller that are subject to the Cap pursuant to 10.5.1 shall not exceed the Cap.

10.6 Exclusivity. The Parties acknowledge and agree that, should the Closing occur, the sole and exclusive remedy of the Parties with respect to any and all matters arising out of, relating to or connected with this Agreement (other than claims of, or causes of action arising from, fraud and other than as permitted pursuant to Section 3.4, Section 3.6, Section 7.9 or Section 7.11) from and after the Closing shall be pursuant to the indemnification provisions set forth in this Article X.

10.7 Subrogation. Any Damages indemnifiable hereunder shall be limited to the amount of Damages sustained by the Indemnified Party net of any insurance proceeds actually recovered (less expenses incurred in connection with such recovery), it being understood that pending any such payment by the insurance company, the Indemnifying Party will pay the gross amount (i.e. before subtraction of the insurance proceeds) of Damages indemnifiable hereunder to the Indemnified Party. The net amount of any insurance proceeds actually received by the Indemnified Party following receipt by the Indemnified Party of payment from the Indemnifying Party shall be held in trust for the Indemnifying Party and the Indemnified Party shall promptly notify the Indemnifying Party of the receipt of such funds and, so long as the Indemnifying Party shall have paid to the Indemnified Party all of the gross amount (i.e. before subtraction of the insurance proceeds) of Damages indemnifiable hereunder, shall forward such amounts to the Indemnifying Party within five business days. The Indemnified Party and the Indemnifying Party shall cooperate, at the Indemnifying Party’s sole expense, in connection with the pursuit of any such insurance recovery.

ARTICLE XI

MISCELLANEOUS PROVISIONS

11.1 Notices. All notices, demands and requests, required or permitted to be given under the provisions of this Agreement shall be in writing and will be deemed duly given if it is received when delivered personally or by facsimile at the facsimile numbers below and a telephone notification is provided by the sending Party to the receiving Party at the time of the facsimile that such notice is about to be sent (it being understood that a voice mail left on answering machines shall be deemed to satisfy the requirement for such telephone notification) or on the next business day when sent by a nationally recognized “next-day” delivery service, to the Parties at the addresses set forth below:

If to Seller:

Walter F. Ulloa

Chairman and Chief Executive Officer

Entravision Communications Corporation

2425 Olympic Blvd., Suite 6000 West

Santa Monica, California 90401

Phone: (310) 447-3870

Fax: (310) 449-1306

Copies (which shall not, by itself, constitute notice) to:

Barry Friedman, Esq.

Thompson Hine LLP

1920 N Street, N.W.

Washington, D.C. 20036

Phone: (202) 973-2789

Fax: (202) 331-8330

and

Ruth Fisher, Esq.

Gibson, Dunn & Crutcher LLP

2029 Century Park East

Los Angeles, California 90067-3026

Phone: (310) 557-8057

Fax: (310) 552-7070

If to Buyer:

Mr. Lenard D. Liberman

Executive Vice President

Liberman Broadcasting of Dallas, Inc.

1845 Empire Avenue

Burbank, California 91504

Phone: (818) 563-5722

Fax: (818) 558-4244

Copy (which shall not, by itself, constitute notice) to:

Joseph K. Kim, Esq.

O’Melveny & Myers LLP

400 South Hope Street, 18th Floor

Los Angeles, California 90071

Phone: (213) 430-6000

Fax: (213) 430-6407

or any other such facsimile numbers, telephone numbers and addresses as any Party may from time to time supply in writing to the other Parties.

11.2 Benefit and Assignment. This Agreement will be binding upon and inure to the benefit of the Parties, and their respective permitted successors and assigns. No Party may assign any of its rights under this Agreement without the prior written consent of Buyer and Seller; provided, however, that Buyer may assign their rights and obligations hereunder without Seller’s consent to any party wholly owned, directly or indirectly, by LBI Media, provided that such entity is financially qualified and qualified under the Communications Act to close the transaction, and provided that Buyer may assign its rights hereunder, without Seller’s consent, to any of its lenders (each a “Permitted Assignment”), and provided further that no such assignment shall limit the Buyer’s obligations hereunder. Any purported assignment (other than a Permitted Assignment) shall be void ab initio. Additionally, nothing in this Agreement shall prohibit, or require Seller’s consent to, the conversion of LBI or LBI Sub from a corporation to a limited liability company prior to, or after, the Closing Date; provided, that such conversion shall not adversely affect Buyer’s obligations hereunder.

11.3 Public Announcements. Buyer, on the one hand, and Seller on the other, will consult with, and obtain the prior written approval of (such approval not to be unreasonably withheld, conditioned or delayed), each other before issuing, and provide each other the opportunity to review, comment upon and concur with, any press release or other public statement with respect to this Agreement or the transactions contemplated by this Agreement. No Party shall issue any such press release or make any such public statement prior to such consultation and approval, except as may be required by applicable law, court process or by obligations pursuant to any listing agreement with any national securities exchange or the National Association of Securities Dealers, Inc or disclosures to advisors and financing sources of each Party and disclosures required in connection with FCC or HSRA approvals or under financing documents or as required by any national securities exchange or the Securities and Exchange Commission.

11.4 Other Documents. The Parties will execute such other documents as may be necessary and desirable to the implementation and consummation of this Agreement.

11.5 Appendices. All Schedules and Exhibits are deemed to be part of this Agreement and are incorporated herein, where applicable, as if fully set forth herein. Whenever, by the terms of this Agreement or any subsequent agreement of the Parties, any additions or deletions are made to the Purchased Assets shown on the Schedules, the Schedules affected shall be deemed to be appropriately modified to reflect those changes.

11.6 Attorneys’ Fees. Each Party hereto agrees that, in the event of any and all claims, grievances, demands, controversies, causes of action or disputes of any nature whatsoever, the prevailing Party shall be entitled to recover from the losing Party reasonable attorneys’ fees, expenses and costs.

11.7 Governing Law. This Agreement will be governed, construed and enforced in accordance with the laws of the State of California applicable to contracts made therein, without giving effect to any law or rules that would cause the laws of any jurisdiction other than the State of California to be applied.

11.8 Arbitration. Any dispute, controversy or other matters as to which the Parties disagree arising out of, relating to or in connection with the provisions of this Agreement or the interpretation, breach or alleged breach hereof shall be settled and decided by arbitration conducted by the Judicial Arbitration and Mediation Service (“JAMS”) in accordance with its Commercial Arbitration Rules, subject to the following:

11.8.1 Any arbitration as set forth above shall be held and conducted in Los Angeles, California before one arbitrator who shall be selected by mutual agreement of the Parties. If agreement is not reached on the selection of the arbitrator within 30 days after commencement of an arbitration by (i) submission of a matter to the JAMS in accordance with its Commercial Arbitration Rules and (ii) notice to the other Party of the initiating Party’s intention to arbitrate, then such arbitrator shall be appointed by the presiding judge of the appropriate Los Angeles, California court.

11.8.2 The arbitrator appointed must be a former or retired judge, or an attorney with at least 15 years experience in the broadcast radio industry.

11.8.3 The prevailing Party shall be awarded reasonable attorneys’ fees, expert and non-expert witness costs and expenses, and other costs and expenses incurred in connection with the arbitration unless the arbitrator, for good cause, determines otherwise.

11.8.4 The dispute shall be heard in accordance with the rules and procedures of JAMS and the arbitrator’s decision and award shall be final and binding.

11.8.5 Costs and fees of the arbitrator (including the cost of the record of transcripts of the arbitration) shall be borne by the non-prevailing Party, unless the arbitrator for good cause determines otherwise. Costs and fees payable in advance shall be advanced equally by the Parties, subject to ultimate payment by the non-prevailing Party in accordance with the preceding sentence.

11.8.6 Any Party may initiate an arbitration proceeding under this Section 11.8 by written notice to the other Party of its intention to arbitrate, specifying the dispute or controversy to be arbitrated, the amount involved and the remedy sought, and by filing with the Los Angeles, California office of the JAMS a copy of said notice together with a copy of this Agreement and the fee specified in the JAMS fee schedule. In no event shall a demand for arbitration be made after the date when institution of legal or equitable proceedings based on the claim, dispute or other matter in question would be barred by the applicable statute of limitations.

11.8.7 This agreement to arbitrate shall be specifically enforceable under applicable law in any court of competent jurisdiction. The award rendered by the arbitrator shall be final and judgment may be entered in accordance with applicable law and in any court having jurisdiction thereof.

11.8.8 Notwithstanding anything contained in this Agreement elsewhere to the contrary, and unless modified by the arbitrator upon a showing of good cause, the arbitration shall proceed upon the following schedule: (i) within 30 days from the service of the notice of the request to arbitrate, the Parties shall select the arbitrator or an arbitrator shall be selected as provided herein; (ii) within 30 days after selection of the arbitrator, the Parties shall conduct a pre-arbitration conference at which a schedule of pre-arbitration discovery shall be set, all pre-arbitration motions scheduled and any other necessary pre-arbitration matters decided; (iii) all discovery shall be completed within four months following the pre-arbitration conference; (iv) all pre-arbitration motions shall be filed and briefed so that they may be heard no later than one month following the discovery cut-off; (v) the arbitration shall be scheduled to commence no later than 30 days after the decision on all pre-arbitration motions but in any event no later than six months following the service of the notice of arbitration; and (vi) the arbitrator shall render his written decision within 30 days following the completion of the arbitration.

11.8.9 Any monetary award of the arbitrator may include interest at the highest prime rate, as published in the Wall Street Journal, plus two percent, which interest shall accrue from the date the claim, dispute or other matter in question was rightfully due and payable under this Agreement until the date the award is paid to the prevailing Party.

11.8.10 No provision of this Section 11.8 shall limit the right of any Party to this Agreement to obtain provisional or ancillary remedies from a court of competent jurisdiction before, after, or during the pendency of any arbitration or other proceeding with respect to (i) any claim arising under Section 7.9, (ii) any other claim for which any equitable remedy may be available, or (iii) any claims related to the enforcement of this Section 11.8. The exercise of such remedy does not waive the right of any Party to resort to arbitration.

11.9 Counterparts. This Agreement may be signed in any number of counterparts with the same effect as if the signature on each such counterpart were upon the same instrument.

11.10 Headings. The headings of the Sections of this Agreement are inserted as a matter of convenience and for reference purposes only. They in no respect define, limit or describe the scope of this Agreement or the intent or interpretation of any Section.

11.11 Entire Agreement. This Agreement, the Escrow Agreement, the Confidentiality Agreement, the letter agreement by and among the Parties and dated as of the Execution Date (the “Side Letter”) and all Schedules and Exhibits hereto and thereto; and all agreements, certificates and instruments delivered by the Parties pursuant to the terms of this Agreement represent the entire understanding and agreement between the Parties with respect to the subject matter hereof, supersede all prior negotiations and agreements between the Parties, including the Letter of Intent, and can be amended, supplemented, waived or changed only by an amendment in writing which makes specific reference to this Agreement or the amendment, as the case may be, and which is signed by the Parties.

11.12 Personal Liability. This Agreement shall not create or be deemed to create or permit any personal liability or obligation on the part of any direct or indirect stockholder of Seller or Buyer or any officer, director, employee, representative or investor of either Party hereto.

11.13 Post-Closing Cooperation With Respect to Financial Statements. From the date hereof until date of the issuance of Buyer’s first audited financial statements after the first anniversary of the Closing Date, Seller agrees to cooperate with, and provide reasonable assistance to, Buyer and its Affiliates in connection with any filings, registration statements or reports of Buyer or any of its Affiliates under the Securities Act of 1933, as amended, or the Securities and Exchange Act of 1934, as amended and any rules and regulations promulgated thereunder. At Buyer’s request, such cooperation and assistance shall include making available such financial information with respect to the Stations as may reasonably be required in connection with any such filing, registration statement or report (to the extent such financial information is available to the Seller), including using commercially reasonable efforts to facilitate Buyer’s access to Seller’s independent accountants with respect to the Stations and the ability to request that Seller’s independent accountants complete an audit of the Stations for any pre-Closing period, if the Buyer so desires and at Buyer’s cost. The cost of preparation of any such required financial information shall be borne by Buyer.

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Execution Version

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered by their duly authorized officers on the day and year first above written.

SELLER:

ENTRAVISION COMMUNICATIONS CORPORATION

By:	/s/ Walter F. Ulloa
Name:	Walter F. Ulloa
Title:	Chairman & CEO

ENTRAVISION HOLDINGS, LLC

By:	/s/ Walter F. Ulloa
Name:	Walter F. Ulloa
Title:	Chairman & CEO

ENTRAVISION-TEXAS LIMITED PARTNERSHIP

By: Entravision Texas G.P., LLC, its general partner

By:	/s/ Walter F. Ulloa
Name:	Walter F. Ulloa
Title:	Chairman & CEO

S-1	Asset Purchase Agreement

BUYER:

LIBERMAN BROADCASTING OF DALLAS, INC.

By:	/s/ Lenard D. Liberman
Name:	Lenard D. Liberman
Title:	Executive Vice President

LIBERMAN BROADCASTING OF DALLAS LICENSE CORP.

By:	/s/ Lenard D. Liberman
Name:	Lenard D. Liberman
Title:	Executive Vice President

S-2	Asset Purchase Agreement